5/18.

04030163

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Northwest Co Fund

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED MAY 18 2004 THOMSON FINANCIAL

FILE NO. 82- 34737   FISCAL YEAR 1-31-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
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OICF/BY: dw

DAT : 5/18/04

Your Everyday Store

AR/S 1-31-04



NORTH WEST COMPANY FUND

Your Everyday Store

The North West Company is a leading retailer and distributor of everyday consumer goods and services to remote communities, rural towns and urban neighbourhoods.



Ellesmere Island
PARRY CHANNEL
Holman
Victoria Island
McCLINTOCK CHANNEL
GULF OF BOOTHIA
Arctic Bay
Pond Inlet
Cambridge Bay
CORONATION GULF
QUEEN MAUD GULF
Gjoa Haven
Taloyoak
COMMITTEE BAY
Igloolik
Baffin Island
BAFFIN BAY
Clyde River
Hall Beach
CANADA
NUNAVUT
Repulse Bay
FOXE BASIN
Qikiqtarjuaq
DAVIS STRAIT
Arctic Circle
Pangnirtung
GREENLAND
CUMBERLAND SOUND
Baker Lake
ROES WELCOME SOUND
Coral Harbour
FOXE CHANNEL
Cape Dorset
Chesterfield Inlet
Rankin Inlet
FISHER STRAIT
EVANS STRAIT
HUDSON STRAIT
Iqaluit
Kimmirut
GABRIEL STRAIT
Black Lake
Arviat
Salluit
Kangiqsujuaq
Lac Brochet
Brochet
Tadoule Lake
Puvirnituq
Kangirsuk
UNGAVA BAY
MANITOBA
Churchill
HUDSON BAY
LABRADOR SEA
Southend
Lynn Lake
South Indian Lake
Stanley Mission
Inukjuak
Kuujjuaq
Kangiqsualujjuaq
Pukatawagan
Split Lake
Nelson House
Thompson
Shamattawa
Oxford House
Cross Lake
Moose Lake
Norway House
Rossville
God's River
God's Narrows
Severn
Sanikiluaq
Nain
The Pas
Island Lake
Red Sucker Lake
Sachigo Lake
Umiujaq
QUEBEC
Rigolet
Easterville
Wasagamack
St.Theresa Point
Bearskin Lake
Kuujjuaraapik
Schefferville
Cartwright
Poplar River
Sandy Lake
Kasabonika
Berens River
Chisasibi
Happy Valley
Pauingassi
Keewaywin
Wunnumin Lake
Little Grand Rapids
Deer Lake
Attawapiskat
Poplar Hill
Weagamow Lake
Webequie
Labrador City
Pikangikum
Cat Lake
Kashechewan
JAMES BAY
Wemindji
Lansdowne House
Eastmain
Pinawa
Pickle Lake
Albany
Winnipeg
Waskaganish
Moosonee
Sioux Lookout
Moose Factory
Havre St. Pierre
Romaine
Morden
Nakina
ONTARIO
Hearst
NEWFOUNDLAND
The North West Company
Head Office
Hornepayne
Obedjiwan
GULF OF ST. LAWRENCE
Lake Superior
Wawa
Selections Catalogue Operations
Giant Tiger Stores
NEW BRUNSWICK
Charlottetown
North Bay
Lake Huron
NOVA SCOTIA
Lake Michigan
Toronto
Lake Ontario
ATLANTIC OCEAN
Lake Erie
80°
40°
60°
60



BERING SEA
St. Lawrence Island
Nome
Kotzebue
Barrow
Hooper Bay
Mountain Village
Kotlik
St. Michael
Unalakleet
St. Mary's
Nuiqsut
St. Paul
Dutch Harbor
Bethel
Aniak
McGrath
Togiak
Dillingham
ALASKA (USA)
Fort Yukon
BEAUFORT SEA
MacKENZIE BAY
King Salmon
Old Crow
Aklavik
Tuktoyaktuk
Inuvik
Fort McPherson
Anchorage
Kodiak
Kodiak Island
Cordova
Paulatuk
GULF OF ALASKA
Anchorage
Alaska Commercial Company – Head Office
Frontier Expeditors Distribution Center
YUKON TERRITORY
Fort Good Hope
Norman Wells
Tulita
Great Bear Lake
Déline
NORTHWEST TERRITORIES
Fort Simpson
Fort Rae
Fort Providence
Fort Liard
Great Slave Lake
Hay River
Fort Resolution
Fort Ware
Fort Nelson
BRITISH COLUMBIA
Fort Smith
Fort Vermilion
Fort Chipewyan
Fox Lake
Fort St. James
Queen Charlotte Islands
Stony R
Grande Prairie
Wabasca
Turnor La
Portage La Loche
Edmonton
Buffalo Narrows
Patuan
Ile a la Crosse
Beauval
ALBERTA
Pelican Na
Cumbe
Prince
SASKATCHEWAN
Regina
Moose Jaw
UNITED STATES OF AMERICA
Kilometres
0 100 200 300
Miles
0 100 200
PACIFIC OCEAN

HEAD OFFICES

The North West Company Inc. – Winnipeg Head Office

Alaska Commercial Company – Anchorage Head Office

RETAIL FORMATS

Northern

132 Stores [1]
Northern is a combination food and general merchandise store format located in remote, northern Canadian communities.

AC Value Center

24 Stores [2]
AC Value Centers are retail outlets offering food and general merchandise to communities throughout rural Alaska.

NorthMart

7 Stores
The NorthMart format is targeted at larger, regional markets and offers an expanded selection of merchandise.

Quickstop

6 Stores [3]
Quickstop convenience stores offer prepared foods, petroleum products and a full convenience assortment with a selection carefully tailored to local needs.

Giant Tiger

8 Stores [4]
Giant Tiger stores are operated under a master franchise agreement. Giant Tiger is a leading Canadian junior discount retailer.

Selections

Each year more than 250,000 copies of the *Selections* catalogue are distributed across northern Canada featuring everything from outboards and snowmobiles to computers.

WHOLESALE DIVISIONS

FE Frontier Expeditors

Frontier Expeditors is one of the leading distributors of food and general merchandise to independent grocery stores in rural Alaska.

Crescent Multi Foods

Crescent Multi Foods is a distributor of produce and fresh meats in the independent grocery wholesale markets of Saskatchewan, Manitoba and north west Ontario.

The North West Company Fur Marketing Branch

3 Branches
These stores offer native handicrafts and authentic Canadian heritage products, as well as wild furs.

Inuit Art Marketing Service

IAMS is Canada's largest distributor of Inuit art, offering an outstanding selection of carvings to galleries and boutiques.

1 Pine Falls, Manitoba Northern closed April 3, 2004.
2 Kodiak, Alaska has two Value Centers.
3 Iqaluit, Nunavut has three Quickstops. Barrow, Alaska has one Quickstop.
4 Winnipeg, Manitoba has three Giant Tiger Stores. Moose Jaw, Saskatchewan Giant Tiger opened April 17, 2004.

Financial Highlights

All currency figures in this report are in Canadian dollars, unless otherwise noted.

Fiscal Year ($ in thousands)	2003 53 Weeks	2002 52 weeks	2001 52 weeks
RESULTS FOR THE YEAR			
Sales	$782,720	$749,759	$704,043
Same store sales % increase (equivalent 52-week basis)	2.1%	3.4%	4.4%
Trading profit[1] (earnings before interest, income taxes and amortization)	$ 72,826	$ 72,271	$ 70,535
Earnings before interest and income taxes[1] (EBIT)	50,425	49,599	47,841
Net earnings	35,730	34,469	29,015
Cash flow from operations	59,543	59,184	55,773
FINANCIAL POSITION			
Total assets	$409,686	$418,191	$433,175
Total debt	127,902	136,812	151,615
Total equity	229,597	219,384	219,524
FINANCIAL RATIOS			
Debt-to-equity	.56:1	.62:1	.69:1
Return on net assets[2]	13.9%	13.4%	12.7%
Return on average equity	15.9%	15.8%	14.9%

PER UNIT ($)	2003 Basic	2003 Diluted	2002 Basic	2002 Diluted	2001 Basic	2001 Diluted
Trading profit	$4.57	$4.52	$4.51	$4.48	$4.74	$4.74
Net earnings	2.24	2.22	2.15	2.14	1.95	1.95
Cash flow from operations	3.74	3.69	3.70	3.67	3.74	3.74
Equity – net book value	14.41	14.24	13.76	13.60	13.61	13.61
Cash distributions paid during the year		1.90		1.56		1.46
Market price – January 31		23.63		20.70		17.20
– high		25.50		21.03		17.50
– low		20.87		16.95		12.75

SALES


($ in millions)
700
600
500
400
300
200
100
0
704
750
783
2001
2002
2003

TRADING PROFIT


($ in millions)
75
60
45
30
15
0
71
72
73
2001
2002
2003

CASH FLOW FROM OPERATIONS


($ in millions)
75
60
45
30
15
0
56
59
60
2001
2002
2003

NET EARNINGS PER UNIT – DILUTED


$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
1.95
2.14
2.22
2001
2002
2003

1 See Non-GAAP Measures section on page 23 in the Management's Discussion & Analysis.

2 Earnings before interest and income taxes as a percent of average net assets employed

Chairman's Message

From its beginnings as an independent company in 1987, The North West Company (NWC) has emphasized the importance of good governance. Many of our governance policies and practices put in place in 1987 have become generally accepted only in recent years. These policies are summarized in our Management Information Circular.

We have continued to monitor and adopt best practices and new guidelines as they have been developed. Your Board has taken an active approach, working with management on improved succession planning, environmental policies, development of Aboriginal management, fair compensation programs, transparent and conservative accounting and reporting, promoting retirement savings plans and enshrining integrity and ethics throughout the organization.

More recently, your Board has addressed two important emerging issues: officer loans, and mandatory ownership of units by trustees and directors.

We have continued to monitor and adopt best practices and new guidelines...

Our current long-term incentive program is centered on loans to officers to buy units. This program is more fully described in the Management Information Circular. We have structured the program to provide an important element of competitive overall compensation for senior management. We feel that the granting of limited recourse loans, rather than options, aligns senior executives' interests more closely with those of unitholders. It supports our policy that our executives should receive upper quartile total compensation for upper quartile performance. The potential for dilution of the North West Company Fund's (NWF) equity is less than 2%, which is very modest for long-term incentive programs. We have revisited this program in light of moves in the United States to prohibit loans to officers, but we have decided to maintain it. We continue to view the program as more appropriate than an options program in our circumstances as an income trust. We will, of course, have to restructure the program if similar rules as those introduced in the U.S. are adopted in Canada. The Human Resources and Compensation Committee of the Board spends considerable time monitoring this program and emerging trends to ensure that our compensation is competitive and fair to both our executives and unitholders.



Increasingly, many governance advocates are recommending mandatory ownership of shares or units by directors and trustees. Your Board and management have always demonstrated considerable commitment to NWF through their significant ownership positions. The Governance and Nominating Committee has encouraged directors and trustees to have a minimum ownership of three times their annual remuneration within three years of appointment. We have studied, but not yet adopted, a deferred unit investment plan that would facilitate this ownership. While ownership is a good indication of our commitment to NWF and the alignment of our interests with unitholders, our Board does not agree that it should be mandatory. We have been fortunate in building a Board with complementary skills and experience. We would not want a candidate's personal net worth or aversion to investment risk to be a limiting factor in recruiting the best Board to manage your Company.

I would like to thank the Board for the support they provided to me and management. I would also like to thank Stan McKay, who is stepping down as a director of NWC this year, for his 10 years of service. Stan's integrity, knowledge of our northern communities and people and his confidence in our ability to develop local employees and management have been an inspiration to us all. Finally, I would like to recognize the outstanding contributions of our more than 5,200 employees whose dedication and performance everyday make our stores the first shopping choice for people across the North.

Ian Sutherland, CHAIRMAN, THE NORTH WEST COMPANY INC.
TRUSTEE, NORTH WEST COMPANY FUND
APRIL 15, 2004

Questions & Answers for Unitholders

I am pleased to report that 2003 marked our fifth consecutive year of higher revenues, cash flow and net income. This was accomplished thanks to the dedication and consistent high performance of more than 5,200 employees. Their commitment to improving our business is the difference. It is also why we are extremely positive about the new investment we are making in teaching and learning at all levels of The North West Company, starting in our stores.

In this report, we've attempted to provide a clear view of our business and the key strategies we are working on. Initiatives like Alaska profit improvement and expanded food selling space were underway five years ago and have clearly delivered on their promised results. Others, like vendor alliances, store-level Best Practice training and new store technology, started within the last three years and are now beginning to show returns. More recently, we launched plans for Giant Tiger store growth, wholesaling growth and more in-depth store manager training. All these strategies share a long-term focus on building for, and then reaching, the next level through successful execution.

Our unitholders are very interested in the results of our work and we receive lots of good questions. Here are some of the answers to why we believe we are doing what it takes to succeed.

What are the biggest opportunities for 2004?
Let me highlight a few of this year's priorities:

- We will continue Best Practice training, implementing new central pricing systems and working to further lower our buying costs. All of these initiatives should help to produce additional food sales growth.
- We will complete the roll-out and start the maturing process on our new in-store system. This should deliver gains in staff and inventory productivity.
- We will expand new store manager recruitment and training programs to support a higher selling capability in our northern stores and our Giant Tiger expansion.
- We will grow our wholesale businesses in Alaska and Canada.
- We will introduce more new product and store format ideas into the planning and testing stages.



The Fund has had great unitholder returns over the past few years. Can you keep it up?
Unlike many income trusts, we haven't relied on a high cash pay-out to attract investors. We know that tomorrow's income distributions depend on sustaining and growing today's business. The key point is that we aren't running out of realistic opportunities to grow our bottom line, whether through higher productivity in our northern retail business or through our Giant Tiger new store expansion in western Canada.

We know that tomorrow's income distributions depend on sustaining and growing today's business.

With all the attention on your new Giant Tiger revenues, what about the sales potential of your core northern business in Canada and Alaska? Is there growth?
We look at our northern stores in three ways. First, we see a strong but very capital and cost-intensive business where we sell a little bit of a lot of different products and services. We are making a major technology and training investment to streamline the way we do this work. The benefits will be improved margins, more time for our people to sell and more capital freed up, for example, to fund our Giant Tiger growth.

We excel at selling within small markets.

The second way we see our northern business is from a food perspective. Food is 68% of our sales in northern Canada and 80% in Alaska. Food products have a high convenience value and this fits very well with our local store presence. Considering the North's younger, larger families, food retailing is very, very attractive. We've known this for some time and that's why our strategy is to be the leading local food retailer in as many markets as possible. This means our food business has priority for new programs, training and store investment. The results speak for themselves. Since 2000, our same store food sales have grown at 3.5% to 5% per year, a higher rate than most North American food-only retailers.

The third view we have of our northern retail business is an opportunistic one. Once we've looked after our food potential, the next question we ask ourselves, on a market-by-market basis, is what other customer needs can we meet in this community? Where can we leverage our store presence and operating skills to offer more convenience and service at a lower local price? Can we shift selling space to a full hardware store product line-up? Can we add gasoline pumps or a quick service restaurant? What about a tax preparation service or a pharmacy? The challenge is to do this profitably and without compromising store management's ability to take care of the food side. This is where the streamlining comes into play.

In last year's report you talked about installing superior systems and achieving Best Practice standards in stores. Have you been successful? Does it make a difference?

In 2003, 85 people participated in our Best Practice store training and we installed our new in-store systems, including new customer check-outs, in 26 stores. This was slightly below our targets as we slowed down to build more quality into both projects. This year the new systems will be installed in all remaining stores. Store-wide Best Practice training will focus on our large store group. We are getting a healthy payback from our fresh food department training and from our new check-outs. We need more stores installed to get a return on other new systems, such as labour scheduling and central credit management. When we're finished, in two to three years, we're convinced we will have even more advantages over our competition.

You have touted the benefits of allying the Company with other merchandisers. Is there real evidence this is working?

I believe we are farther ahead with our alliances compared to staying on our own, whether it's buying furniture, hardware, apparel, or offering quick service food programs. We excel at selling within small markets. Our partners excel at buying and distributing products and services. We could do both but, with the exception of food distribution, it would be our ego and not good business sense making the decision. While the alliances are all working, they could be working better. We are entering the next stage of our relationships, when both parties commit to efficiency gains and we start to take advantage of our experience together. I don't know if every alliance will stay intact. But, if we change one, it will be to switch to an even better partner and not to revert to going it alone.

Your growth focus in Alaska has shifted to wholesaling. How's it going?

Wholesaling is very appealing for us. There is only one other food distributor in the state with a local warehouse facility. Our advantage is that we specialize in serving small, independent grocers in rural Alaska. We offer fresh and frozen meat processing, general merchandise best-sellers, credit and in-store assistance. Since 2001, wholesaling revenues have grown 37%. We started out by looking for acquisitions but we've found it's cheaper to attract large new customers one at a time. Within five years, we expect wholesaling to be 25% of our revenue base in Alaska, double where it is today.



The Company continues to open Giant Tiger stores. How much do the openings drag down overall results and when will we begin to see profits?
Last year we opened four Giant Tiger stores, for a total of seven. When we get to 20 stores that have been open for at least a year, we'll start to see a meaningful profit. That will be at the end of 2006. Until then, we won't have enough mature stores to absorb new manager training costs and new store opening expenses. In the meantime, our Giant Tiger stores as a group are already at break-even and that will continue. They also immediately give us more food buying power and higher food margins in our northern business. And, as long as we invest capital that is generated from efficiency gains in our northern business, we expect the balance sheet impact to be neutral, even during this building phase.

How does a stronger Canadian dollar affect results of The North West Company?
Modest dollar swings can be absorbed by our business. Last year's 18% appreciation in the Canadian dollar was a net negative. Alaska earnings were reduced by $763,000 or five cents per unit due to the stronger dollar. In our Canadian business, prices for imports dropped, but this was the same for everyone in our industry. On the inflationary side we've incurred higher insurance and energy expenses, such as higher fuel costs to fly products north and to heat our stores. We're working to find cost reductions in other areas so that we can keep our prices in line with deflating prices in the South.

Pension costs are a big issue for a lot of Canadian companies. Where does the Company stand?
The Company's Pension Committee has followed the pension plan's position very closely over the past year. The returns on the plan improved during 2003 and the Company increased its contribution even though we were not required to do so. We have also hired a new investment advisor. All of this should help close the gap we still have between the estimated pension liability and the pension assets. The shortfall in the plan is determined using conservative estimates of investment returns and salary projections. Much of the concern about pension plans relates to the financial health of the plan sponsor and its ability to make up the pension benefit. The North West Company is a profitable company with a strong balance sheet and we have the ability to increase pension contributions if required, as we did in 2003.



The Fund's yield was only about 6.6% in 2003, pretty low for a unit trust. Why is it so low?
I attended an income trust conference at the beginning of this year. The two trusts that presented before and after us had track records of three years and three months respectively. I showed an 11-year history of rising sales, increasing cash flow and declining debt levels. This record of growth and stability earns us a lower yield, because investors perceive less risk. They also see our ability to grow distributions over time, which not all trusts can point to as well as we can. That's given us a higher unit price and relatively lower yield, something that all income trusts aspire to.

The extra distribution of 34 cents per unit in January 2004 was very welcome. What's the outlook for distributions?
The Trustees and the Board of Directors at their March meeting announced a 15.4% increase (excluding the December 2003 special distribution) in the rate of 2004 quarterly distributions. The Board also indicated they will move distributions towards 50% of cash flow from operations.

Edward S. Kennedy, PRESIDENT & C.E.O.
THE NORTH WEST COMPANY INC.
APRIL 15, 2004

North West Company Fund Structure

DELIVERING BETTER RETURNS

The North West Company Fund (the Fund) was created on March 27, 1997 when our shareholders exchanged their shares of The North West Company (the Company) for 100% of the issued units of the Fund, at a value of $11.70 each. Management and shareholders recognized the advantages of an income trust structure based on the Company's stable trading profit[1] track record, as illustrated in the following chart.

TRADING PROFIT ($ in millions)


80
60
40
20
0
48
51
48
59
57
62
60
64
70
72
73
1993 1994 1995* 1996 1997 1998* 1999 2000 2001 2002 2003

*Before unusual item

In 2003 the Fund maintained the pattern of modest compound annual growth established over the past decade.

Under the former corporate structure, dividends were paid from earnings, which were subject to corporate tax, generally at a rate of about 44%. In effect, the corporate tax paid by the Company reduced the amounts that could be paid as dividends. Dividends were then also subject to tax in the hands of shareholders at the dividend tax rate.

Under the current structure, the Fund owns 100% of the equity and the subordinated notes issued by the Company. The benefit of the Fund structure is that the Fund does not pay tax on income passed on by way of distributions to its unitholders, unlike a traditional corporation. All Fund income, less Fund expenses, is distributed to unitholders during the year by quarterly payments, thereby reducing the taxable income of the Fund to zero. The income is taxable to our unitholders based on their taxability and how the investment is held. This makes the investment particularly appealing to those holding their units in sheltered investments, such as pension funds or RRSPs.

Income trusts have attracted significant capital from seniors and other individual investors. These investors had become disillusioned by highly volatile stock markets and very low rate of returns on deposits and savings bonds. The income trust structure made it easier for the Fund to issue a $21.1 million equity issue in 2001. This issue and the Fund's ability to provide stable and growing earnings have resulted in the market capitalization growing 117% since conversion to $381 million at January 31, 2004 market close. The increased unit value and trading volumes have benefited unitholders, while the improved equity position has enhanced the Fund's credit rating and the ability to expand.

CASH PAID OUT AND REINVESTED

The following table outlines the cash flow from operations per unit and the amounts distributed and reinvested over the past five years. Distributions have increased from $1.44 per unit in 1999 to $1.90 per unit in 2003. A special one-time distribution of $0.34 per unit is included in the 2003 distributions. Unlike most income trusts, the Company reinvests approximately 50% of cash flow from operations.

Fiscal Year	**2003**	2002	2001	2000	1999
Cash flow from operations/unit $*	3.69	3.67	3.74	3.21	2.99
Payout $	1.90	1.56	1.46	1.44	1.44
Payout %	51.5	42.5	39.0	44.9	48.2
Reinvested $	1.79	2.11	2.28	1.77	1.55

* For 2002 and 2003, the total number of units outstanding throughout the year was used to calculate cash flow from operations/unit $. Units held by management, as part of the Unit Purchase Loan Plan, were not deducted from the total number of units outstanding.

These increased distributions have been financed by earnings growth and from tax savings due to the deductibility of the interest on the subordinated debt. The Company's tax saving per unit on interest paid to the Fund was $0.65 for the 1999 fiscal year, decreasing to $0.62 in 2003 as income tax rates have declined.

DISTRIBUTIONS

The distribution policy of the Fund was reviewed at the March 2004 trustee meeting. The policy was modified to move annual distributions towards 50% of operating cash flow. This decision was based on an assessment of the Company's short and long-term capital requirements, its stable earnings and its balance sheet strength.

During 2003, unitholders received quarterly cash distributions of $0.39 per unit on March 15, June 15, September 15 and December 15. A special one-time distribution of $0.34 per unit was declared payable to unitholders of record of December 31, 2003 and distributed on January 15, 2004. The distributions for

1 See Non-GAAP Measures section on page 23 in the Management's Discussion & Analysis.

2003 totaled $1.90. The special distribution was declared to bring distributions current with distributable income in the Fund as a result of a rectification order to the Declaration of Trust applied for by the Fund and received on February 25, 2003. The rectification order corrected inconsistencies between the wording of the Declaration of Trust and the Plan of Arrangement relating to the Fund's accounting and tax administration.

Quarterly cash distributions of $0.45 per unit are expected for 2004, payable to unitholders of record at March 31, June 30, September 30 and December 31 and paid on the fifteenth of the following month. The Fund holds an investment in the Company of $175.0 million in subordinated notes at an interest rate of 12.5% plus subordinated notes of $30.0 million at an interest rate of 13.0%. Distributions of $1.56 per unit represent the maximum distributions from the interest on the notes, less Fund expenses. Additional distributions can be made by dividend distributions from the Company.

Trading Volumes Trading volumes in 2003 continued at 2002 levels. The chart below illustrates the units traded by quarter from 1999 to 2003 and shows the increase in trading volumes in the fourth quarter of 2001 and in subsequent quarters due to an issue of new units in late 2001.

TOTAL RETURN COMPARISONS

The North West Company Fund's units have performed as well or outperformed the market and other retail groups of TSX listed companies over the past five years as shown on the following table.

Cumulative Returns	5 Years	4 Years	3 Years	2 Years	1 Year
NWF.UN	**147%**	**190%**	**136%**	**61%**	**24%**
TSX Composite	37%	7%	-4%	15%	32%
Consumer Durables/ Apparel Group	93%	63%	42%	21%	-7%
Retailing Group	-23%	1%	33%	27%	25%
Food/Staples Retailing Group	88%	126%	56%	16%	19%

For the five years ending January 31, 2004, the Fund produced a total return of 147% compared to 37% for the TSX composite index.

QUARTERLY CASH DISTRIBUTIONS & UNIT PRICE


Quarterly Cash Distributions
Unit Closing Price
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4*
1999
2000
2001
2002
2003

* Includes a special distribution of $0.34 per unit

UNITS TRADED BY QUARTER (in millions)


2.5
2.0
1.5
1.0
0.5
0.0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1999
2000
2001
2002
2003

Management's Discussion & Analysis

as of March 18, 2004

The financial data has been prepared in accordance with Canadian generally accepted accounting principles (GAAP) unless otherwise stated and is in Canadian dollars unless otherwise stated.

OVERVIEW

The North West Company is the largest remote market retailer in North America, with operations across northern Canada and rural Alaska. North West's stores sell a broad range of products and services with an emphasis on food. The Company's value offer is to be the best local shopping choice for everyday household and northern lifestyle needs. The Company's stores have served northern Canada and Alaska, through predecessor companies, for over 300 years.

Since 2001, the Company has applied its small market expertise to new growth opportunities, including wholesaling to independent stores and opening junior discount stores in rural communities and urban neighbourhoods.

VISION AND VALUES

North West strives to be one of the best small market retailers in North America. This vision starts with providing our customers with a superior local selection of in-stock, everyday products and services, supported by convenient locations, extended hours and helpful service.

Community and employee values are tied closely to the Company's customer focus. Because North West serves small markets, community affiliation and support is essential. We strive to create an open, positive workplace that fosters new ideas and solid execution. By delivering on its vision and values, North West aims to provide top quartile returns to its investors through a combination of unit appreciation and distributions. To achieve this goal, the Company takes a long-term view that emphasizes stable, sustained growth. A priority is placed on prudent reinvestment and operational opportunities where risk is closely managed to provide growth in income distributions.

STRATEGIES

North West is just completing a new long-term plan. Our plans are typically developed in five-year cycles and are reviewed and adjusted through an annual operating plan. The long-term plan sets operating and financial goals and key strategies.

2003 HIGHLIGHTS

- Sales were up 4.4% to $783 million, led by a food sales increase of 6.9%.
- Alaska operations' trading profit increased 14.3% to US$9.6 million (excluding the gain from insurance proceeds), the eighth consecutive year of improvement.
- Cash flow from operating activities increased 12.5% to $67 million, reflecting our efforts to streamline inventories.
- Return on net assets improved by one half of a percentage point to 13.9%, reflecting our continuing push to maximize asset utilization.
- Return on equity improved to 15.9%, a key indicator of our ability to effectively use capital.
- Total returns to investors were 24% after a 33% total return in 2002. This maintains North West in the upper quartile amongst Canadian retailers.
- Opened four Giant Tiger stores for a total of seven stores opened and operating towards our objective of 72 Giant Tiger stores in western Canada.
- Best Practice training was provided to 85 managers in our ongoing effort to enhance customer service.
- Our debt-to-equity improved to .56:1 down from 1.1:1 five years ago, providing North West with flexibility to invest for profitable growth and deliver higher income distributions.

Forward-Looking Statements *This Annual Report, including this Management's Discussion & Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities it serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of this MD&A. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.*

Our long-term goals are that North West will be known for:

- Providing the leading local selection of quality food products with an emphasis on convenience, fresh and prepared foods;
- Offering a compelling assortment of services and general merchandise products, tailored to local market needs;
- Building strength around store employee capability as a first priority toward providing all employees with an opportunity to do interesting and fulfilling work;
- Creating distinct but complementary businesses and store formats that share support services while excelling in different local marketplaces; and
- Continually finding ways to streamline costs and simplify our business.

The Company's current operating strategies will help it achieve these goals, however, several new strategies are being more fully developed for the next five years. These include:

- Ensuring that programs, store space, equipment and people skills achieve a leading food market share position in as many locations as possible;
- Creating service and general merchandise product opportunities to maximize per capita sales by market;
- Focusing on innovative recruitment and training programs to find and train the best people suited for the Company's different store formats;
- Investing in new northern and replacement stores through local community partnerships;
- Expanding into southern, urban markets through the continued roll-out of Giant Tiger junior discount stores;
- Adding new growth through wholesaling or complementary retail formats; and
- Tracking all key performance indicators to ensure solid execution.

North West's financial strategies include:

- Reinvesting sufficient cash flow to fully implement operating strategies;
- Using financial instruments to minimize risk and capital costs;
- Maintaining a strong balance sheet, with debt-to-equity levels below .8:1;
- Ensuring liquidity and capital market access through a meaningful public float and an effective investor relations program; and
- Growing distributions consistently while considering the above strategies and ongoing business prospects.

CAPABILITY TO DELIVER RESULTS

North West has several key capabilities that enable it to succeed:

Market Knowledge By concentrating on serving small communities, North West has gained unique knowledge about customer lifestyle and spending needs. Applying this knowledge to create tailored product and service programs is an advantage over mass-market retailers.

Brand Equity Throughout the North, North West's stores are known for being consistently in-stock and offering a wide range of everyday products and services. North West has built customer loyalty by being a dependable retailer within a harsh physical environment where business disruptions are often the norm.

In western Canada, the Company's Giant Tiger store master franchise is building brand equity around convenience, low prices and trend-right merchandise. More time is needed to assess the strength of this capability in the Company's franchise territory. The track record of *Giant Tiger Stores Limited* in eastern Canada indicates the potential.

Logistics and Supply Chain Serving and running a remote chain of stores is a complex proposition. North West has created a network of over 45 different routes with up to four modes of transportation per store to serve 181 stores in Canada and Alaska. North West is often the single largest shipper within a freight corridor or mode. This enables lower freight costs and flexible service compared to other local and out-of-town retailers shipping north.

Locations 70% of Company locations are owned. Through a careful plan of store remodels, expansions and limited replacements, these stores carry an average cost, including warehouse space, which is well below replacement value. This provides North West with a significantly lower average occupancy expense.

Community Relations North West has developed community relationships that enable it to maintain a presence in markets and to structure unique new store development agreements. The Company has built a track record of working closely and flexibly to meet local economic development goals, including local employment requirements.

Scale As the largest retail chain in northern Canada and rural Alaska, North West has cost and resource advantages compared to its local competitors. This enables the Company to develop more new programs, reinvest more capital in its people, stores and technology and achieve overall lower retail prices for its customers.

The Company believes its recent Giant Tiger store venture has a scale advantage because it is supported by its franchisor, *Giant Tiger Stores Limited*. As a 130-store chain retailer with a well-developed 30-year business, *Giant Tiger Stores Limited* benefits from superior product costs and product sourcing compared to other junior discount retailers.

Credit North West's in-house financial services division finances 31% of sales in its northern retail business. Many of the Company's credit customers are not traditionally qualified for bank-type credit cards. The Company relies on local management knowledge combined with head office credit rating systems and expertise to capture sales through prudent credit terms.

Employee Training and Retention A Best Practice program was implemented in 2003. This program trains our current managers in the best practices of running stores and/or departments. The accessibility of our locations and distances to travel to the Best Practice training stores make this a costly but worthwhile program where we do expect the benefits to greatly exceed the investment.

We are also implementing a more exhaustive training program in an effort to better prepare managers new to the Company to store conditions in the North and the different challenges they will encounter in managing a North West store. We expect this will continue to help with employee retention and improve store standards, with better-prepared managers.

CONSOLIDATED RESULTS

The key performance indicators used by management to assess results are summarized in the following table.

KEY PERFORMANCE INDICATORS ($ in thousands)

	2003	2002	2001
Sales	$782,720	$749,759	$704,043
Same store sales % increase [1]	2.1%	3.4%	4.4%
Trading profit [2]	$ 72,826	$ 72,271	$ 70,535
Net earnings	$ 35,730	$ 34,469	$ 29,015
Net earnings per unit – basic	$ 2.24	$ 2.15	$ 1.95
Net earnings per unit – diluted	$ 2.22	$ 2.14	$ 1.95
Cash distributions in the year	$ 1.90	$ 1.56	$ 1.46
Total assets	$409,686	$418,191	$433,175
Return on net assets	13.9%	13.4%	12.7%
Return on average equity	15.9%	15.8%	14.9%

1 2003 same store sales adjusted to an equivalent 52-week basis

2 See Non-GAAP Measures section on page 23.

Tax returns made easy...

It's one of the most basic and inevitable of customer needs. So, North West tested a tax preparation service in 2002 and, based on the results, we rolled it out in 2003. Last year, 105 stores generated fee income by processing 13,600 returns through a partnership with *H&R Block*. The service generated new store sales as cash refunds were given out during one of our traditionally slower sales periods.


Financial Services
H&R BLOCK

North West's in-house financial services division finances 31% of sales in its northern retail business.

CONSOLIDATED SALES

Sales for the 53 weeks ending January 31, 2004 increased 4.4% to $782.7 million from $749.8 million in 2002. When adjusted to an equivalent 52-week basis, the increase was 2.7%. Same store sales (excluding foreign exchange impact) on an equivalent 52-week basis increased 2.1%. Same store sales weakened on a quarterly basis from Q1 4.7%, Q2 2.9%, Q3 2.6%, and Q4 minus 1.2%. Food sales continued to perform well, with quarterly same store increases of 4.5%, 5.6%, 5.5% and 4.6%, for the first to fourth quarters. The weakness in sales was felt in general merchandise, which had a same store sales increase in the first quarter of 5.3%, but had decreases of 4.0%, 4.9% and 11.4% over the last three quarters. Alaska Commercial Company's (AC) food sales were strong due to more aggressive pricing in the meat, produce and grocery categories. Canadian food sales growth was across all categories. Unit growth was positive in most categories. Again this year, we experienced above average price inflation in tobacco products. General merchandise sales were impacted by a decrease in disposable income, reduced clearance and promotional activity, and increased outshopping competition. In comparison to 2001 and 2002, government and resource spending was weaker in most regions of northern Canada. The Company's merchandise clearance pricing was more limited as a focus was placed on achieving controlled inventory levels and more profitable sales. In Alaska, a reduction of 28% in the Permanent Fund Dividend, paid out annually to state residents, negatively impacted big-ticket general merchandise sales.

Canadian sales accounted for 78.7% of total sales (75.5% in 2002) while Alaska contributed 21.3% (24.5% in 2002). The Canadian dollar's appreciation versus the U.S. dollar in 2003 reduced sales, trading profit and net earnings as follows:

Sales .... decrease of $22.1 million
Trading profit .... decrease of $2.0 million
Net earnings .... decrease of $763,000

SALES & TRADING PROFIT ($ in millions)


Sales
Trading Profit
800
600
400
200
0
80
60
40
20
0
60.0
63.9
70.5
72.3
72.8
626
659
704
750
783
1999
2000
2001
2002
2003

Both sales and trading profit were up in 2003.

PROFITABILITY

Trading profit (EBITDA) increased to $72.8 million from $72.3 million in 2002.

Giant Tiger store growth increased sales by $23.5 million but reduced consolidated trading profit margins due to this format's discount pricing model. Opening costs of four new Giant Tiger stores also reduced trading profit. Amortization expense decreased marginally in the year.

Interest expense decreased 5.7% to $6.3 million from $6.7 million. The average cost of borrowing on interest bearing debt was 4.68% compared to 4.45% in 2002 reflecting the rise in Canadian interest rates in 2003. The reduction in interest expense results from the decrease in borrowing due to lower inventory and accounts receivable.

The effective income tax rate for 2003 was 19.0% of pre-tax earnings compared to 19.7% in 2002. The reduction results from a decrease in Canadian tax rates.

Consolidated net earnings increased 3.7% to $35.7 million or $2.22 per unit on a diluted basis from $34.5 million or $2.14 per unit in 2002. Net earnings were negatively impacted by $763,000 or $0.05 per unit due to the stronger Canadian dollar.

TRADING PROFIT & NET EARNINGS ($ in millions)


Trading Profit
Net Earnings
80
60
40
20
0
60.0
28.0
63.9
28.1
70.5
29.0
72.3
34.5
72.8
35.7
1999
2000
2001
2002
2003

Net earnings benefited from lower interest expense and tax rates.

RETURN ON NET ASSETS & EQUITY (%)


RONA
ROE
20
15
10
5
0
11.6
16.8
11.5
15.2
12.7
14.9
13.4
15.8
13.5
15.9
1999
2000
2001
2002
2003

Our return on net assets has benefited from lower receivables and inventories.

Return on net assets employed increased to 13.9% from 13.4% in 2002 while the return on equity improved to 15.9% from 15.8% in 2002. Return on net assets improved primarily due to lower average customer receivables and inventory levels. Alliances developed with non-competing retailers and distributors have helped to improve inventory productivity.

Taxes Consolidated NWF recorded a provision for income taxes in 2003 of $8.4 million, similar to 2002, for an effective rate of 19.0% in 2003 compared to 19.7% in 2002. The decrease in the effective rate was due to lower Canadian federal income tax rates that declined to 24.12% from 26.12% effective January 1, 2003. This factor was partially offset by a higher blend of AC pre-tax earnings in 2003. Income taxes paid in cash were $4.5 million in 2003 compared to $7.0 million in 2002.

Future income taxes on the balance sheet were reduced by 26.6% or $3.8 million to $10.5 million from $14.3 million reported a year ago. Loss carryforwards of $5.8 million were utilized in 2003. There are no loss carryforwards for AC.

The Canada Revenue Agency has been conducting an audit on the years 1996 to 1999. The audit has not been concluded and management has made provisions for items that will likely be reassessed and has included this in its income taxes payable.

A more detailed explanation of the income tax provision and future tax assets is provided in note 10 to the consolidated financial statements.

CANADIAN OPERATIONS

Retail Environment The retail environment in northern Canada was relatively quiet in 2003. There were no substantial infrastructure developments as in prior years. Mining and oil exploration is continuing but many projects are in the process of completing environmental assessments, so their economic impact remains modest.

Store Capability The Company's store capability initiative has three components: new technology, new Best Practice work processes and training.

The roll-out of new store information systems, including new central credit management systems, was delayed as testing identified deficiencies. As a result, 21 stores were installed compared to a plan of 31. The overall project cost increased from $15.0 million to $18.0 million due to additional software development, training and installation costs. A full roll-out of these systems is expected to be completed by November 2004 and annual benefits are still targeted at $5.0 million once fully installed.


Food sales keep growing
Over the past five years, North West has concentrated on building a strong food business. This is where customers look first for their local, everyday shopping needs and this is where they will find our stores – ready to serve.
Grocery increases ↑17%
Fresh food increases ↑26%
Exclusive Selections
Chicken & Chips
Heat & Eat
Frozen food increases ↑50%

Consolidated sales increased 4.4% to $782.7 million.

2003 Canadian Operations Strategy

STRATEGY	RESULTS
1. Develop Superior Store Selling Capability	
• Install information systems in 31 stores	Installed in 21 stores
• Establish three Best Practice stores	Completed
• Train 91 management level employees in Best Practice standards	Trained 85 managers
2. Pursue Alliances	
• Save $200,000 per year from alliance with *A. De La Chevrotière Ltée*	Saved over $250,000 in 2003 with additional benefits expected in 2004
3. Continue Giant Tiger Store Expansion	
• Open four Giant Tiger stores	Opened in Winnipeg and Morden, Manitoba, Regina, Saskatchewan and Edmonton, Alberta

Best Practice work methods were identified and three Best Practice training sites were developed in early 2003. By year-end, 85 managers had completed from three to four weeks of intensive training. The differences in our store formats identified a need for two separate training modules; one for large stores and one for small to medium sized stores. In 2004, training will focus on large stores with two Best Practice sites. In addition, an in-depth management training program has been established for new managers joining the Company. This complements existing 'promote from within' programs, which are geared towards existing store associates.

Alliances Alliance relationships were strengthened in 2003 through improved communication and alignment with our partners. In 2004, we expect additional cost benefits to be achieved through better integration of merchandise ordering, billing and payment systems.

Giant Tiger Stores The Company opened four Giant Tiger stores in 2003 and now has seven stores open under a 30-year exclusive franchise agreement with *Giant Tiger Stores Limited,* based in Ottawa, Ontario. Under this agreement, *Giant Tiger Stores Limited* provides product sourcing, merchandising, information systems and administration support to the Company's Giant Tiger stores in return for a royalty based on sales. The Company is responsible for developing and operating the stores, as well as for food procurement and distribution.

Giant Tiger stores are a junior discount format offering trend-right apparel and hardlines merchandise, an everyday food product mix and convenient locations. Store sales performance has exceeded expectations and all stores that have been open for more than one year are profitable.

In 2004, three new stores will be opened. We will also focus on recruiting and training store managers and field support for a faster roll-out beginning in 2005.

Financial Performance Results of Canadian operations are summarized below by the key performance indicators used by management.

KEY PERFORMANCE INDICATORS *($ in thousands)*

	2003	2002	2001
Sales	$615,661	$565,747	$532,349
Same store sales % increase [1]	2.6%	3.6%	4.2%
Trading profit [2]	$ 57,663	$ 59,163	$ 60,337
EBIT [2]	$ 39,250	$ 40,187	$ 41,036
Return on net assets	14.0%	14.2%	13.9%

1 2003 same store sales adjusted to an equivalent 52-week basis
2 See Non-GAAP Measures section on page 23.

Sales Canadian sales increased 8.8% (2.6% on a same store basis) to $615.7 million from $565.7 million in 2002. Excluding the extra week, sales were $605.1 million or an increase of 6.9%.

Canadian food sales accounted for 67.8% (66.0% in 2002) of total sales. The balance was made up of general merchandise sales at 27.9% (29.6% in 2002), other sales, primarily fuel sales, at 2.7% (2.8% in 2002) and consumer credit revenue at 1.6% (1.6% in 2002).

Core stores include the Company's remote store formats in Canada and exclude Giant Tiger stores and the Diversified Business group. Food sales in core stores increased 7.2% (5.0% on a same store basis and on an equivalent 52-week basis) compared to an increase of 4.6% in 2002. The 7.2% exceeded our 2003 target of 6.7%. Food sales were strong throughout the year with quarterly increases of 5.0%, 6.1%, 4.8% and 12.7% (4.0% excluding the extra week in the fourth quarter).

Sales increases were achieved across all categories with major increases in deli, which continues its strong growth in our large stores; tobacco, which was affected by higher government taxes imbedded in the price; confectionary, beverages and chilled foods. The weakest category was food service, which continues to be impacted by labour shortages in many locations due to extended hours of operation.

General merchandise sales in core stores were down 3.1% compared to 2002 (-4.4% on a same store basis and on an equivalent 52-week basis). General merchandise sales growth was targeted at 4.2% on an equivalent 52-week basis. The year started strongly with general merchandise sales up 6.2% in the first quarter but declined from 2002 in each of the next three quarters by 2.9%, 5.7% and 7.0% (-10.7% after adjusting for the extra week in the fourth quarter). Major decreases occurred in electronics, footwear and outerwear, men's apparel and hardware.

Selections catalogue sales were down 8.9% to $39.3 million from $43.1 million in 2002. Deflationary pricing, weak merchandise programs, less clearance and promotional activity, increased discount store competition and less discretionary income were all factors. Despite poor sales, a focus on improved margins, better balanced inventory levels and fewer deep discount promotions combined to produce an increase in general merchandise profitability for the year.

The focus in 2004 will continue to be on growing food sales while further improving the profitability of the general merchandise business before pursuing more aggressive sales targets.

Sales Blend The chart below reflects the growing importance of food sales to the overall sales of the Canadian operations.

	2003	2002	2001
Food %	67.8	66.0	65.2
General merchandise %	27.9	29.6	29.9
Other %	2.7	2.8	3.4
Service charges %	1.6	1.6	1.5

Same store food sales in the Company's core remote stores have consistently performed at industry-leading levels while general merchandise sales have lagged for core stores.

CORE STORES – SAME STORE SALES (% change)

	2003	2002	2001
Food	5.0%	3.8%	6.1%
General merchandise	-4.4%	2.6%	0.0%
Total sales	2.1%	3.4%	4.2%

Best Practice equals higher performance

Store manager Dave Ratter in La Ronge, Saskatchewan is a 23-year North West veteran. He's also one of the early participants in the Company's Best Practice store manager training program.



"Best Practice means a better store for everyone. Now we're spending more time on the work that sells products and services. We have a better idea of where the profit is."

— DAVE RATTER, STORE MANAGER, NORTHMART, LA RONGE, SASKATCHEWAN

Giant Tiger store sales doubled to $47.2 million as we added four new stores in 2003. Same store sales increased by 12.6%. Food (which includes tobacco) and general merchandise accounted for 63% and 37% of total sales respectively.

The Diversified Business group consists of three Fur Marketing branches, Inuit Art Marketing Service and fresh food wholesaler Crescent Multi Foods (CMF). Sales for the group increased 31.1% (18.1% on an equivalent 52-week basis) to $19.1 million from $14.6 million in 2002. This improvement was led by a 38.7% sales gain at CMF as it continued to add customers and expand its wholesale fresh food offering.

Sales per selling square foot were $829 for food ($728 in 2002) and $285 for general merchandise ($299 in 2002) reflecting the continuing strong food sales growth.

Profitability Gross profit dollars for core stores increased by 5.2% (2.9% on an equivalent 52-week basis). The gross profit rate increased to 34.3% compared to 33.9% in 2002. More aggressive pricing in our shelf-stable food categories lowered food gross profits. This was more than offset by higher general merchandise rates due to better inventory control, lower buying costs and lower markdowns. Offsetting this improvement were increased payroll expense and occupancy costs related to higher energy costs.

Trading profit from Canadian operations decreased by $1.5 million to $57.7 million or 9.4% of sales. Trading profit in 2002 was $59.2 million or 10.5% of sales. Other factors impacting Canadian trading profit were Giant Tiger store opening costs and head office administration expenses for Best Practice training, and termination allowances.

Operational Net Assets Employed Operational net assets employed at January 31, 2004, increased 2.0% to $277.5 million compared to $272.1 million at the previous year-end as summarized in the following table.

OPERATIONAL NET ASSETS EMPLOYED

($ millions at the end of the fiscal year)

	2003	2002	2001
Property and equipment	$150.8	$142.1	$144.6
Inventory	94.4	102.0	108.8
Accounts receivable	51.3	56.8	57.6
Other assets	22.1	14.4	12.2
Liabilities	(41.1)	(43.2)	(49.3)
Total	$277.5	$272.1	$273.9

Property and equipment balances were up due to the new in-store information system and the capital costs associated with opening four Giant Tiger stores. Capital expenditures for 2004 are expected to be $4.0 million lower than in 2003 as the store information system development is complete and hardware has been purchased.

Inventory levels were reduced as part of a plan to eliminate chronic slow moving inventory pockets, improve merchandise flow and reduce excess safety stock. This plan was expected to reduce average inventory levels by $10.0 million by the end of 2003 compared to average levels for the year 2000. Excluding the impact of the Giant Tiger inventories, we reduced our average inventory by over $5.0 million and made substantial progress towards the larger objective during the last half of the year. We believe we will achieve a further $4.0 million in average inventory level reductions in 2004.

Accounts receivable decreased 9.6% in 2003, reflecting the decline in general merchandise sales.

Other assets increased due to additional cash on hand to meet month-end cheque cashing and ATM requirements and the higher than usual deposits in transit at fiscal year-end. Liabilities were lower in 2003 than the previous year due to a reduction in accounts payable balances resulting from a decline in merchandise purchases.

Return on Net Assets The return on net assets employed for Canadian operations was 14.0%, the same level as 2002.

There is more potential for working capital productivity gains in core stores and Giant Tiger stores will continue to deliver high inventory turns. Profit margin rates will erode due to the growing impact of Giant Tiger's discount pricing, offset by higher sales volumes.

CANADIAN RETURN ON NET ASSETS


EBIT ($ in millions)
RONA (%)
45
30
15
0
15
10
5
0
12.6
12.0
13.9
14.0
14.0
33.8
36.0
41.0
40.2
39.3
1999
2000
2001
2002
2003

Even though EBIT dropped slightly, RONA remained the same.

2003 Alaskan Operations Strategy

STRATEGY	RESULTS
1. Acquire and Develop New Store Locations	Identified potential locations
2. Increase Sales in the Wholesale Division	Substantial growth in grocery, meat and frozen food, but large decrease in tobacco sales
3. Improve Cost Efficiencies	Ongoing, general administration costs were flat versus 2002
4. Enhance Store Capabilities	
• Install information systems in nine stores	Installed in five stores

ALASKAN OPERATIONS (Stated in U.S. dollars)

Retail Environment The rural Alaskan market was generally weak in 2003 as poor conditions continued in the fishing industry and there was a reduction of 28% in the Alaska Permanent Fund (APF) dividends in 2003 to $1,107 per capita from $1,541 per capita in 2002. The dividends are based on the APF's average earnings over the last five years. The APF dividend is expected to decrease again in 2004.

Operations The Alaskan operations did not add any new locations in 2003 but concentrated on existing markets. New locations have been identified but are dependent on successful negotiations of lease terms. AC's wholesale division, Frontier Expeditors (FE) saw double-digit growth in grocery, meats and frozen foods. This sales increase was mostly offset by a large decrease in low-margin tobacco sales leaving FE with a moderate sales growth of 3.0%. FE's growth in food categories, other than tobacco, is much more sustainable.

The roll-out of the store information systems was also delayed in Alaska. Five stores had systems installed instead of nine. We expect to install systems in the remaining 20 stores by November 2004.

Financial Performance Alaskan results for the year are summarized below by key performance indicators.

KEY PERFORMANCE INDICATORS ($ in thousands)

	2003	2002	2001
Sales	$120,856	$117,542	$110,308
Same store sales % increase [1]	- 0.4%	2.6%	5.9%
Trading profit [2]	$ 10,969	$ 8,373	$ 6,551
EBIT [2]	$ 8,084	$ 6,012	$ 4,372
Return on net assets	15.9% [3]	11.6%	8.5%

1 2003 same store sales adjusted to an equivalent 52-week basis
2 See Non-GAAP Measures section on page 23.
3 Return on net assets would be 13.1% if gain from insurance proceeds of $1.4 million is excluded.

Sales AC's total sales increased 2.8% (1.3% on an equivalent 52-week basis) to $120.9 million for the year compared to $117.5 million in 2002. Food sales, which accounted for 79.5% of total revenue (77.0% in 2002), increased 6.2% (4.9% on an equivalent 52-week basis). On a same store basis, food sales increased 3.0%. Food sales were led by strong increases in grocery 13.5%, snack foods 12.7%, beverages 10.0%, meats and produce both at 8.0%. All other food categories had increases except food service and tobacco. Less competitive pricing pressure in selective markets and market share gains account for the sales increase.

General merchandise sales, which accounted for 19.6% of total sales (22.1% in 2002), decreased 9.0% (-9.9% on an equivalent 52-week basis). On a same store basis, general merchandise sales declined 10.9%.

General merchandise sales continued to be weak as disposable income was severely impacted by the reduction of dividends from the Alaska Permanent Fund. Large ticket merchandise categories, such as home furnishings, electronics and transportation, accounted for 66% of the general merchandise sales decrease. All other general merchandise categories experienced smaller decreases.

Other sales, consisting primarily of gasoline, were flat to 2003. Service charge income increased 10.7% accounting for 0.5% of total revenue. Same store sales for the past three years are shown on the following table.

SAME STORE SALES (% change)

	2003	2002	2001
Food	3.0%	3.9%	4.9%
General merchandise	- 10.9%	-1.4%	8.7%
Total sales	- 0.4%	2.6%	5.9%

The decline in same store sales reflects the decrease in disposable income as a result of the lower Alaska Permanent Fund distribution. Food same store sales increases are above industry averages.

Sales per selling square foot were $676 for food ($622 in 2002) and $211 for general merchandise ($268 in 2002) continuing the strong food sales performance. Food selling square footage accounted for 56% of total selling space of Alaskan operations compared to 61% in 2002.

AC TRADING PROFIT & EBIT MARGINS (% of sales)


EBIT
Trading Profit
8
6
4
2
0
4.1
6.0
4.1
6.0
4.0
5.9
5.1
7.0
6.7
9.1
1999
2000
2001
2002
2003*

* Excludes gain from insurance proceeds

Trading profit increased 14% in 2003.

Profitability Gross profit rates improved to 33.5% from 33.4% in 2002. Both food and general merchandise rates improved in 2003. With greater sales and the higher gross profit rates, gross profit dollars increased 3.2% to $40.5 million from $39.3 million in 2002. Operating expenses increased 1.8% as a result of the extra week's wages and larger amortization expense due to the new St. Michael store.

Trading profit increased 31.0% to $11.0 million from $8.4 million in 2002. Excluding the gain from insurance proceeds of $1.4 million, the increase in trading profit was 14.3%.

FE increased its trading profit by $456,500 or 44.2% in 2003. Bad debt recoveries account for a significant part of the increase. FE sales increased 3.0% in 2003. FE saw double-digit sales increases in grocery, meats and frozen foods due to increased market share won from small independent retailers in rural Alaska but this was offset by a reduction in tobacco sales.

OPERATIONAL NET ASSETS EMPLOYED

($ in millions at the end of the fiscal year)

	2003	2002	2001
Property and equipment	$30.8	$30.3	$30.9
Inventory	16.3	16.7	16.0
Accounts receivable	6.1	5.2	5.2
Other assets	3.3	2.7	3.0
Liabilities	(6.4)	(6.8)	(5.8)
Total	$50.1	$48.1	$49.3

At January 31, 2004, AC's operational net assets employed were $50.1 million compared to $48.1 million a year earlier. Property and equipment increased due to the rebuilding of a store in St. Michael, which was destroyed by fire, and the start of the roll-out of the store information system. Capital expenditures will increase in 2004 due to the roll-out of the store information system to remaining stores and completion of a major store remodel project. Amortization costs for the year increased 20.8% to $2.9 million compared to $2.4 million in 2002.

Inventories decreased marginally from last year. Accounts receivable increased 15.9% due to an amount from insurance proceeds received shortly after year-end. Other assets and liabilities amounted to $3.1 million compared to $4.1 million in 2002. The decrease was due to higher prepaids and lower accounts payable.

AC RETURN ON NET ASSETS


EBIT ($ in millions)
RONA (%)
8
6
4
2
0
12
9
6
3
0
8.8
8.9
8.5
11.6
13.1
1999
2000
2001
2002
2003*

* Excludes gain from insurance proceeds

AC's return on net assets increased substantially for the second year in a row.

FINANCIAL CONDITION

CONSOLIDATED NET ASSETS EMPLOYED

($ in millions at the end of the fiscal year)

	2003	2002	2001
Property and equipment	$191.8	$188.2	$194.0
Inventory	116.1	127.4	134.4
Accounts receivable	59.4	64.8	65.9
Other assets	40.4	35.6	35.4
Liabilities	(50.2)	(59.8)	(58.6)
Total	$357.5	$356.2	$371.1

Balance Sheet and Cash Flows Property and equipment balances increased marginally in 2003. Additional information on capital expenditures is included in the next section.

Inventory levels declined 8.9% or $11.3 million due to lower levels in the Canadian operations and the appreciation of the Canadian dollar. AC inventory levels were flat in U.S. dollar terms at $16.3 million. Accounts receivable were down 9.6% in Canada and up 15.9% in Alaska because of the insurance proceeds receivable at year-end. Liabilities and other assets decreased by $14.4 million due to the payment of a $6.3 million distribution payable declared December 24, 2002 but only distributed March 15, 2003 and an increase in our cash balances to meet month-end cheque-cashing requirements in stores and a reduction in accounts payable. Included in the accounts receivable balance is a reserve on customer receivables calculated on the number of days past due. Payments overdue by 150 days or more are fully reserved.

Cash flow from operations in 2003 was similar to 2002 at $59.5 million compared to $59.2 million in 2002. A gain on disposal of property and equipment relates to insurance recoveries that funded the replacement of one store that was destroyed by fire in 2002. Changes on other non-cash items netted $7.2 million due to reductions of inventory and receivables.

Capital Expenditures on Property and Equipment

Total net capital expenditures in 2003 were $30.2 million compared to $18.2 million in 2002. Net capital spending on Canadian and Alaskan operations, respectively, amounted to $27.2 million and $3.0 million for 2003 compared to $15.4 million and $2.8 million in 2002.

Capital expenditures in Canadian operations were $28.3 million in 2003 versus $17.3 million in 2002. Investments totalling $6.8 million ($8.4 million in 2002) were made to renovate existing stores, replace equipment, improve support facilities and replace one major store. Expenditures on information systems of $12.7 million ($6.6 million in 2002) were primarily directed at the development and upgrading of our in-store and corporate information systems, corporate software upgrades and corporate hardware.

A new store was built in Inukjuak, Quebec. Major upgrades were made to stores in Hay River, Fort Smith, and Fort Simpson, all in the Northwest Territories, as well in The Pas, Manitoba, Fort Vermillion, Alberta, and Puvirnituq, Quebec. Four new Giant Tiger stores were opened during the year: Regina, Saskatchewan; a third location in Winnipeg, Manitoba; Edmonton, Alberta and Morden, Manitoba. Two stores were closed in 2003: Snow Lake, Manitoba and North West River, Newfoundland and Labrador. Total selling square feet in Canada increased to 1,105,748 from 1,070,468 in 2002.

Capital expenditures in Alaska were $4.9 million compared to $2.8 million in 2002. A store in St. Michael was reopened in September 2003. There were no closures in Alaska in 2003. Alaskan selling square feet increased to 253,981 from 245,343 in 2002.

Our experience counts...

Two-thirds of North West's executive team started their retail careers with the Company, where commitment is a tradition. In 2003, 709 employees celebrated anniversaries of 10 years or more. Excluding our newly launched Giant Tiger store venture, 25% of the Company's employees have five or more years of service:


YEARS OF SERVICE
NUMBER OF EMPLOYEES
5 – 10
704
11 – 15
242
16 – 20
129
21 +
220
= 50 Employees



The following table summarizes the number of stores and selling square footage under NWC's retail formats.

	NUMBER OF STORES		SELLING SQ. FOOTAGE	
	2003	2002	**2003**	2002
Northern	133	136	785,213	803,093
NorthMart	7	6	178,372	178,328
Quickstop – Cdn	5	5	16,178	18,831
Giant Tiger	7	3	103,427	47,658
Other formats	4	4	22,558	22,558
AC Value Centers	25	25	253,981	245,343
Total at year-end	181	179	1,359,729	1,315,811

Net capital expenditures are expected to be $25.7 million in 2004 and will be funded entirely from cash from operations.

Financing Activities The Company has credit facilities with two Canadian chartered banks totalling up to $85.0 million at favourable rates. At year-end, the Company had drawn $28.4 million of the credit facilities. The Alaska subsidiary has an operating loan facility of US$4.0 million available and was drawing US$1.4 million at January 31, 2004.

The Company continues to finance all of its capital expenditures and distributions with cash from operations. The Company expects that cash from operations and funds available from credit facilities are more than sufficient to meet all its obligations in 2004.

In August 2002, the Company successfully completed the refinancing of its long-term bonds by issuing US$65.0 million 5.89% senior notes. Repayments of 20% of the original amount of the senior notes are required on June 15, 2007 and June 15, 2008 with the balance due June 15, 2009.

A swap was completed on September 11, 2002 to convert US$14.0 million of the US$65.0 million obligation from fixed to floating rates at three-month London Interbank Offered Rate (LIBOR) plus 1.87%.

The Company designated US$45.0 million of its new U.S. dollar senior notes as a hedge against its U.S. dollar investment in Alaska Commercial Company. On November 7, 2002, US$20.0 million fixed obligation was converted by a cross currency swap to a Canadian dollar-floating obligation at the Canadian Banker's Acceptance three-months rate plus 2.99%. On January 24, 2003, an additional US$2.0 million of the fixed obligation was converted by a cross currency swap to a Canadian dollar-floating obligation at the Canadian Banker's Acceptance three-months rate plus 3.16%. This swap reduced the hedge to US$43.0 million to recognize the earnings at Alaska Commercial Company in 2002 and the reduction of the investment due to repayments on inter company notes.

This leaves US$29.0 million of the original senior notes fixed at an interest rate of 5.89% and the remainder of the indebtedness subject to floating rates plus negotiated spreads.

The Fund paid five distributions in 2003 totalling $30.6 million compared to four distributions in 2002 totalling $25.2 million.

Contractual Obligations and Other Commitments
Contractual obligations of the Company are listed in the chart below.

CONTRACTUAL OBLIGATIONS ($ in thousands)

	Total	0-1 Year	2-3 Years	4-5 Years	5 Years +
Long term debt	$ 95,955	$ 538	$ 714	$35,358	$ 59,345
Capital leases	1,634	102	240	294	998
Operating leases	94,783	10,601	18,036	15,329	50,817
Other long-term obligations	1,710	–	–	1,710	–
Total	$194,082	$11,241	$18,990	$52,691	$111,160

Director and Officer Indemnification Agreements
The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased director and officers' liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

The Company continues to finance all of its capital expenditures and distributions with cash from operations.

Other Indemnification Agreements In the normal course of operations, the Company provides indemnification agreements to counterparties for various events such as intellectual property right infringement, loss or damages to property, claims that may arise while providing services, violation of laws or regulations, or as a result of litigation that might be suffered by the counterparties. The terms and nature of these indemnification agreements vary based on the specific contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

Capital Structure On a consolidated basis, NWF had $127.9 million in debt and $229.6 million in equity at the end of the year as the debt-to-equity ratio continued to improve to .56:1 versus .62:1 a year earlier. There was no new equity issued in 2003.

CAPITAL STRUCTURE



Debt
Equity ($ in millions)
Debt : Equity
300
250
200
150
100
50
0
1.20
1.00
0.80
0.60
0.40
0.20
0.00
1.01
.92
.69
.62
.56
171
170
176
191
152
220
137
219
128
230
1999
2000
2001
2002
2003

NWF's balance sheet continues to strengthen.

The strengthening of the Fund's capital structure is reflected in the above chart. Over the past five years, NWF's and NWC's debt-to-equity ratio has improved to .56:1 from 1.01:1 while annual cash distributions to unitholders have increased to $1.90 in 2003 (includes a special distribution of $0.34) from $1.44 in 1999. Equity has increased by 35.1% to $229.6 million from $169.9 million over the past five years while interest-bearing debt was reduced by 25.4% to $127.9 million from $171.4 million in 1999.

Running for a cause

Team Diabetes North West finished in the Honolulu, Hawaii marathon on December 14, raising a record $105,495 for the Canadian Diabetes Association. It was the third successful year a North West team has participated in an international marathon. The majority of team members work in North West's northern stores and have played a special role in promoting greater awareness of healthy, active living in their communities.



"Running for this important cause has been a great motivation, and a great experience. I'll never forget it."

— DONNA YOUNG, WAREHOUSE ASSOCIATE, WINNIPEG LOGISTICS SERVICE CENTRE

During the year, the Company issued loans to officers to purchase units under the unit purchase loan plan, which has the effect of decreasing equity. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 192,657 units of the Company with a quoted value at January 31, 2004 of $4.6 million. Loans receivable at January 31, 2004 of $3.7 million ($3.4 million at January 25, 2003) are recorded as a reduction of equity. The maximum value of the loans under the plan will not exceed $7.5 million.

Consolidated debt at January 31, 2004 decreased 6.5% or $8.9 million to $127.9 million compared to $136.8 million at January 25, 2003. The reduction is partly due to a stronger Canadian dollar. The debt outstanding at the end of the fiscal year is summarized as follows:

DEBT ($ in thousands at the end of fiscal year)

	2003	2002	2001
Senior notes	$ 91,432	$ 99,597	$ –
Bonds	–	–	112,000
Deferred warrants and swaps	–	–	2,090
Bank debt	30,313	28,157	26,071
Mortgages and notes payable	4,523	7,088	9,282
Capital leases	1,634	1,970	2,172
Total	$127,902	$136,812	$151,615

Book value per unit, on a diluted basis, at the end of the year increased 4.7% or $0.64 to $14.24 from $13.60 a year earlier. Book equity was favourably affected by retained earnings of $10.7 million ($3.0 million in 2002) after declaring distributions of $25.1 million ($31.4 million in 2002).

The coverage ratio of EBIT to interest improved significantly to 8.0 times versus 7.4 times in 2002. Interest costs were reduced due to lower average debt levels in 2003.

INTEREST COSTS & COVERAGE

	2003	2002	2001	2000	1999
Coverage ratio	8.0	7.4	4.6	3.2	3.4
EBIT ($ in millions)	50.4	49.6	47.8	42.3	39.8
Interest ($ in millions)	6.3	6.7	10.5	13.2	11.7

RISK MANAGEMENT

NWC is exposed to a number of risks in the normal course of its business. These risks relate to our industry, the market environment and the successful execution of our key strategies.

Store Selling Capability Initiative This involves changing the work in our stores and improved training so that we can be better at selling. The expected benefits are more time spent on selling rather than administration, more rewarding and balanced work at the store level and profitable sales growth. We are using Best Practice stores, new manager recruiting and training and new in-store systems technology to achieve our goal. The payback from this initiative will depend on our recruiting success and our ability to efficiently train our existing people to use effective new practices within a reasonable time period.

Competition We have a leading market position in the vast majority of communities that we serve. Sustaining and growing this position depends on our ability to be more consistently in stock on a broader range of everyday products and services compared to our local competitors. To this end, we actively monitor competitive activity and take necessary steps to protect and grow our market share both in individual communities and regionally. Outshopping competition from regional centres is significant and continues to grow in general merchandise categories. Competition in these markets is continuously assessed to ensure that our pricing, selection and service levels attract profitable local spending through our stores and catalogue.

Community Relations About 60% of our sales are derived from communities and regions that restrict commercial land ownership and usage by non Aboriginal-owned businesses or which have enacted policies and regulations to support Aboriginal-owned businesses. We successfully operate within these environments through initiatives that promote positive community and customer relations. These include joint venture and store lease arrangements with community-based development organizations, affirmative steps taken to recruit local residents into management positions, increased Aboriginal participation at our Board level and direct investment in the North West Company Fund by Aboriginal-owned entities.

Consumer Income Our largest customer group derives most of its income directly or indirectly from government transfer payments. These payments are in the form of social assistance, child benefits and old age security. We consider these sources to be stable and independent of economic cycles within the broader North American economy. A major source of employment income is generated from local government and from spending on infrastructure projects. This includes new housing, schools, health care facilities, roads and sewers. Local government employment levels will fluctuate within a year depending on a community's fiscal health, especially near the end of a budget year. Project spending by community varies and corresponds to the northern spending allocations of the various levels of government.

The infrastructure and social support needs of the North are immense and we expect to see some spending increases as politicians recognize the need to deal with the problem. In the federal budget speech of February 18, 2003, the Canadian minister of finance acknowledged the unacceptable gap in health status between Aboriginal and other Canadians. This budget therefore provides $1.3 billion over the next five years for measures that will help improve the health of Aboriginal Canadians; and an additional $600 million is being targeted to improving the quality of water and wastewater treatment on reserves. Aboriginal issues and financial assistance has been reaffirmed as a priority of the new Prime Minister, Paul Martin.

Additional income will be generated from the National Child Benefit Supplement that will increase by $150 annually per child in July 2004, $185 in July 2005 and $185 in July 2006 for low-income families. All or part of the supplement may be negated by reductions in social assistance payments by the provinces or territories.

Alliance Initiative Under this initiative, we are outsourcing major buying and distribution activities through partnerships with non-competing retailers and distributors. The benefit is lower product sourcing costs, improved product sourcing knowledge, a reduction in our inventory investment, sales growth and, over the long term, lower overhead expenses. Each alliance we enter into requires that we connect effectively with another organization. The cultural, technology and strategic fit with each partner and the disruption created by the transition to each alliance are risks of this initiative. The Company also assumes increased risks as volume of business increases with alliance partners with less direct control over assurance of their performance than internally controlled processes.

Bank in a box – a natural fit...

ATMs are a standard feature across most of North America. But in northern Canada and rural Alaska they are far from a common service. Security, communications and servicing are a natural fit with North West's reliable local presence. That's why 75% of all the ATMs in our remote markets are located in our stores – reinforcing our role as our customers' everyday store.



Link
Northern

We have a leading market position in the vast majority of communities that we serve.

Interest Rate and Currency Fluctuations NWC is exposed to fluctuations in interest rates and currency exchange rates under its borrowings. Through the use of certain financial instruments, US$36.0 million of NWC's senior notes were effectively converted from fixed interest rate debt to floating interest rate debt and US$43.0 million of NWC's senior notes were maintained in U.S. dollar obligations to hedge the Company's investment in AC. Increases in interest rates would increase NWC's cost of borrowing. Interest rate and exchange rate fluctuations are beyond NWC's control and there can be no assurance that such fluctuations will not have a material effect on NWC's business, financial condition and results of operations.

Energy Costs The Company is exposed to fluctuations in the price of energy, particularly oil. To the extent that escalating fuel costs cannot be offset by energy conservation practices, they will result in higher retail prices, and consumer spending, especially on discretionary items, may be adversely affected.

OUTLOOK

We believe that revenue and earnings growth will continue at modest rates in 2004. Emphasis is being placed on training and systems investments in our core stores and these will not deliver a full payback until future years. The Canadian core general merchandise focus will be on profitability and opportunistic pockets of sales growth. Giant Tiger store expansion will continue but will focus on preparing a foundation for accelerated store openings in 2005. Alaskan operations are expected to show above average food growth but a slight decline in general merchandise sales as we anticipate another payment decrease from the Alaska Permanent Fund.

We believe that revenue and earnings growth will continue at modest rates in 2004.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period, except the fourth quarter of 2003, which represents a 14-week period.

OPERATING RESULTS – CONSOLIDATED ($ in thousands)

	Q1	Q2	Q3	Q4	Total
Sales					
2003	$179,396	$192,376	$193,998	$216,950	$782,720
2002	$172,233	$186,613	$185,811	$205,102	$749,759
Trading profit					
2003	$13,234	$17,984	$20,586	$21,022	$72,826
2002	$14,324	$19,628	$17,954	$20,365	$72,271
Net earnings					
2003	$5,543	$8,925	$10,648	$10,614	$35,730
2002	$6,266	$9,144	$8,904	$10,155	$34,469
Net earnings per unit – basic					
2003	$0.35	$0.56	$0.67	$0.66	$2.24
2002	$0.39	$0.57	$0.56	$0.63	$2.15
Net earnings per unit – diluted					
2003	$0.35	$0.55	$0.66	$0.66	$2.22
2002	$0.39	$0.57	$0.55	$0.63	$2.14

Retail businesses are prone to seasonal sales fluctuations. Historically, the Company's first quarter sales are the lowest with increases in the next three quarters with the fourth quarter being the highest as it includes the strong Christmas selling period. Weather conditions can impact sales in any of the four quarters. Net earnings are historically lower in the first quarter due to the lower sales. Net earnings generally follow the higher sales but may be dependent on markdown activity in key sales periods to meet competitive pressures or reduce excess inventories.

Accounting Standards Implemented in 2003
Effective July 26, 2003, the Fund adopted Accounting Guideline 14 – Disclosure of Guarantees. This guideline requires a guarantor to disclose significant information about guarantees it has provided without regard to the probability that the guarantor will have to make any payments under those guarantees, and is in addition to the requirements under Section 3290 'Contingencies.' This guideline is effective for interim and annual periods beginning on or after January 1, 2003 and has been implemented.

FUTURE ACCOUNTING STANDARDS

Asset Retirement Obligations The Canadian Institute of Chartered Accountants (CICA) has issued Handbook Section 3110 'Asset Retirement Obligations' (CICA 3110), which will be effective for fiscal years beginning on or after April 1, 2003. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of a tangible long-lived asset that result from acquisition, construction, development or normal operations. Under the new standard, the Company will be required to record the fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The Company is subsequently required to allocate that asset retirement cost to expense using a systematic and rational method over the asset's useful life. The Company does not believe that the adoption of CICA 3110 will have a material effect on its balance sheet or statement of earnings.

Hedging Relationships The CICA has issued Accounting Guideline 13 'Hedging Relationships' (AcG 13), which will be effective for fiscal years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. At January 31, 2004, the only derivatives utilized by the Company are U.S. interest rate swaps and cross currency interest rate swaps as described in notes 6 and 16. The Company does not believe that the adoption of AcG 13 will have a material effect on its balance sheet or statement of earnings.

Retail businesses are prone to seasonal sales fluctuations.

NON-GAAP MEASURES

1 ***Trading Profit (EBITDA)*** *is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to amortization, interest expense and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.*

A reconciliation of net earnings, the closest comparable GAAP measure, to trading profit or EBITDA for consolidated operations is provided below.

RECONCILIATION OF NET EARNINGS TO TRADING PROFIT

($ in thousands)	**2003**	2002
Net earnings	$ 35,730	$ 34,469
Add: Amortization	22,401	22,672
Interest expense	6,299	6,681
Income taxes	8,396	8,449
Trading profit	$ 72,826	$ 72,271

For trading profit information by business segment, see note 12 Segmented Information in the notes to the consolidated financial statements on page 32.

2 ***Earnings Before Interest and Income Taxes (EBIT)*** *is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), EBIT is a useful supplemental measure as it provides investors with an indication of the performance of the consolidated operation and/or business segments, prior to interest expense and income taxes. Investors should be cautioned, however, that EBIT should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating EBIT may differ from other companies and, accordingly, EBIT may not be comparable to measures used by other companies.*

A reconciliation of net earnings, the closest comparable GAAP measure, to EBIT for consolidated operations is provided below.

RECONCILIATION OF NET EARNINGS TO EBIT

($ in thousands)	**2003**	2002
Net earnings	$ 35,730	$ 34,469
Add: Interest expense	6,299	6,681
Income taxes	8,396	8,449
Earnings before interest and income taxes (EBIT)	$ 50,425	$ 49,599

For EBIT information by business segment, see note 12 Segmented Information in the notes to the consolidated financial statements on page 32.

Management's Responsibility for Financial Statements

The management of North West Company Fund and The North West Company Inc. are responsible for the preparation, presentation and integrity of the accompanying financial statements and all other information in this annual report. The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and include certain amounts that are based on the best estimates and judgment by management.

In order to meet its responsibility and ensure integrity of financial reporting, management has established a code of business ethics, and maintains appropriate internal controls and accounting systems. An internal audit function is maintained that is designed to provide reasonable assurance that assets are safeguarded, transactions are authorized and recorded and that the financial records are reliable.

Ultimate responsibility for financial reporting to unitholders rests with the Trustees of the Fund and the Board of Directors of the Company. The Audit Committee of the Board, consisting of outside Directors, meets periodically with management, Trustees and with the internal and external auditors to review the audit results, internal controls and accounting policies. Internal and external auditors have unlimited access to the Audit Committee. The Audit Committee meets separately with management, internal auditors and the external auditors to review the financial statements and other contents of the annual report and recommend approval by both the Trustees and the Board of Directors. The Audit Committee also recommends the independent auditor for appointment by the unitholders.

PricewaterhouseCoopers LLP, an independent firm of auditors appointed by the unitholders, have completed their audit and submitted their report as follows.

Edward S. Kennedy, PRESIDENT & C.E.O.
THE NORTH WEST COMPANY INC.

Léo P. Charrière, C.F.O. & SECRETARY
NORTH WEST COMPANY FUND

March 5, 2004

Auditor's Report

PRICEWATERHOUSECOOPERS

To the Unitholders of North West Company Fund:
We have audited the consolidated balance sheets of North West Company Fund as at January 31, 2004 and as at January 25, 2003 and the consolidated statements of earnings and retained earnings and cash flows for the fiscal years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at January 31, 2004 and January 25, 2003 and the results of its operations and its cash flows for the fiscal years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
CHARTERED ACCOUNTANTS
WINNIPEG, CANADA

March 5, 2004

Consolidated Balance Sheets

($ in thousands)	January 31, 2004	January 25, 2003
ASSETS		
Current assets		
Cash	$ 16,627	$ 10,451
Accounts receivable	59,414	64,762
Inventories	116,114	127,449
Prepaid expenses	3,083	2,274
Future income taxes (Note 10)	2,429	4,964
	197,667	209,900
Property and equipment (Note 3)	191,809	188,194
Other assets (Note 4)	12,153	10,775
Future income taxes (Note 10)	8,057	9,322
	$ 409,686	$ 418,191
LIABILITIES		
Current liabilities		
Bank advances and short-term notes (Note 5)	$ 30,313	$ 28,157
Accounts payable and accrued	50,306	60,495
Income taxes payable	1,881	1,500
Current portion of long-term debt (Note 6)	640	1,843
	83,140	91,995
Long-term debt (Note 6)	96,949	106,812
	180,089	198,807
EQUITY		
Capital (Note 7)	165,205	165,205
Unit purchase loan plan (Note 8)	(3,650)	(3,365)
Retained earnings	62,823	52,165
Cumulative currency translation adjustments (Note 9)	5,219	5,379
	229,597	219,384
	$ 409,686	$ 418,191

See accompanying notes to consolidated financial statements.

Approved by the Trustees and Board

Ian Sutherland, TRUSTEE & DIRECTOR

Edward S. Kennedy, DIRECTOR

Consolidated Statements of Earnings & Retained Earnings

($ in thousands)	53 Weeks Ended January 31, 2004	52 Weeks Ended January 25, 2003
SALES	$ 782,720	$ 749,759
Cost of sales, selling and administrative expenses	(709,894)	(677,488)
Net earnings before amortization, interest and income taxes	72,826	72,271
Amortization	(22,401)	(22,672)
	50,425	49,599
Interest, including interest on long-term debt of $5,495 (2002 $5,891)	(6,299)	(6,681)
	44,126	42,918
Provision for income taxes (Note 10)	(8,396)	(8,449)
NET EARNINGS FOR THE YEAR	35,730	34,469
Retained earnings, beginning of year	52,165	49,142
Distributions	(25,072)	(31,446)
RETAINED EARNINGS, END OF YEAR	$ 62,823	$ 52,165
NET EARNINGS PER UNIT (Note 11)		
Basic	$ 2.24	$ 2.15
Diluted	$ 2.22	$ 2.14

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

($ in thousands)	53 Weeks Ended January 31, 2004	52 Weeks Ended January 25, 2003
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the year	$ 35,730	$ 34,469
Non-cash items		
Amortization	22,401	22,672
Future income taxes	3,446	3,097
Pension (credit) expense	(637)	353
Amortization of deferred financing costs	186	(645)
Gain on foreign exchange from reduction of AC investment	–	(92)
Gain on disposal of property and equipment	(1,583)	(670)
Cash flow from operations	59,543	59,184
Change in other non-cash items	7,237	176
Operating activities	66,780	59,360
Investing Activities		
Purchase of property and equipment	(33,273)	(20,128)
Proceeds from disposal of property and equipment	3,070	1,944
Investing activities	(30,203)	(18,184)
Financing Activities		
Change in bank advances and short-term notes	2,475	2,260
Repayment of bonds	–	(112,000)
Proceeds from issuance of senior notes	–	100,841
Net purchase of units for unit purchase loan plan	(285)	(3,365)
Deferred financing costs	–	(1,302)
Repayment of long-term debt	(1,952)	(1,978)
Distributions	(30,639)	(25,157)
Financing activities	(30,401)	(40,701)
NET CHANGE IN CASH	6,176	475
Cash, beginning of year	10,451	9,976
CASH, END OF YEAR	$ 16,627	$ 10,451
Supplemental disclosure of cash paid for:		
Interest expense	$ 6,410	$ 10,105
Income taxes	4,513	6,961

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements January 31, 2004

1. ORGANIZATION

The North West Company Fund (NWF) is an unincorporated open-ended mutual fund trust, governed by the laws of the Province of Manitoba and the laws of Canada and created pursuant to a Declaration of Trust. The beneficiaries of the Fund (the 'unitholders') are holders of trust units issued by the Fund (the 'Trust Units'). The Fund is a limited purpose trust whose purpose is to invest in securities of its wholly owned subsidiary The North West Company Inc. (NWC), administer the assets and liabilities of NWF and make distributions to the unitholders all in accordance with the Declaration of Trust.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The consolidated financial statements of the Fund are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise noted.

These consolidated financial statements include the accounts of NWF, NWC and its wholly owned subsidiaries (the 'Company'), Alaska Commercial Company (AC) and the group of Tora companies, operating as Giant Tiger stores. All significant inter-company amounts and transactions have been eliminated on consolidation.

Fiscal Year The fiscal year ends on the last Saturday in January. Accordingly, the 2003 fiscal year ended January 31, 2004 (53 weeks) and the 2002 fiscal year ended January 25, 2003 (52 weeks). Approximately every five years an additional week of sales and expenses are included in the financial results to bring results back in line with the 52-week year.

Revenue Recognition Revenue on the sale of goods and services is recorded at the time the sale is made to the customer. Service charges on credit card receivables are accrued each month on balances outstanding at each account's billing date.

Accounts Receivable Accounts receivable classified as current assets include customer installment accounts of which a portion will not become due within one year.

Inventories Inventories are valued at the lower of cost and net realizable value less normal profit margins. The cost of warehouse inventories is determined by the average cost method. The cost of retail inventories is determined primarily using the retail method of accounting for general merchandise inventories and the cost method of accounting for food inventories.

Property and Equipment Property and equipment are recorded at cost. Amortization is provided using the straight-line method over their estimated useful lives, as follows:

Buildings	2% - 5%
Leasehold improvements	5% - 20%
Fixtures and equipment	8%
Computer equipment and software	12% - 33%

Other Assets The investments in transportation companies are accounted for on the equity basis. Deferred financing costs are being amortized over the life of the instrument. Prepayments under lease agreements are being amortized over their respective lease terms.

Unit Purchase Loan Plan Loans issued to officers to purchase units of the Fund under the unit purchase loan plan are treated as a reduction of equity.

Foreign Currency Translation The accounts of Alaskan operations have been translated into Canadian dollars using the current rate method whereby assets and liabilities are translated at the year-end exchange rate and revenues and expenses at the average rate for the period. Foreign exchange gains or losses arising from the translation of the net investment in self-sustaining Alaskan operations and the portion of the U.S. denominated debt designated as a hedge against this investment are deferred and included in a separate component of equity as a cumulative currency translation adjustment. These cumulative currency translation adjustments are recognized in income when there has been a reduction in the net investment in the self-sustaining foreign operation.

Income Taxes The Fund is an inter vivos trust for income tax purposes. All income of the Fund is distributed to unitholders and, as such, no income tax is payable by the Fund.

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not, that future income tax assets will not be realized. The provision for income taxes is recorded in the Company at applicable statutory rates.

Pensions in Canada The Company accrues its obligations under employee benefit plans and related costs, net of plan assets. Current service costs are charged to operations as they accrue using the projected benefit method, pro-rated on services and management's best estimate of expected plan investment performance, salary escalation, and retirement ages of employees. For the purpose of calculating the expected returns on plan assets, those assets are valued at market related value based on a five year moving average. Past service costs and the net transitional asset are amortized on a straight line basis over the average remaining service period of employees. The excess of the net experience gain (loss) over 10% of the greater of the benefit obligation and the market related value of the plan assets is amortized over the average remaining service period of active employees.

Employee Savings Plan in Alaska AC sponsors an employee savings plan covering all employees with at least six months of service. Under the terms of the plan, AC is obligated to make a 50% matching contribution up to 3% of eligible compensation, otherwise contributions are discretionary. Contributions to this plan are expensed as incurred.

Unit Appreciation Rights (UARs) Plans
Compensation expense under the Company's UARs plans is charged to operations as it accrues using the fair value method. No units of the Fund are issued under these plans.

Financial Instruments The Company uses various financial instruments to reduce its exposure to fluctuations in interest and U.S. currency exchange rates. The Company does not hold or issue any derivative financial instruments for speculative trading purposes. The interest differential to be paid or received under interest rate swap agreements is recognized over the life of the contracts as an adjustment to interest expense. The Company translates its U.S. denominated debt that is hedged by cross currency swaps at the rate implicit in the swap agreement.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events could alter such estimates in the near term.

3. PROPERTY AND EQUIPMENT ($ in thousands)

Year Ended	January 2004		January 2003	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Land	$ 6,310	$ –	$ 6,307	$ –
Buildings & leasehold improvements	197,370	84,812	195,262	77,513
Fixtures & equipment	118,656	67,430	113,680	61,073
Computer equipment & software	72,099	50,384	57,596	46,065
	$394,435	$202,626	$372,845	$184,651
Net Book Value		$191,809		$188,194

4. OTHER ASSETS ($ in thousands)

Year Ended	January 2004	January 2003
Investments in transportation companies	$ 4,315	$ 3,686
Deferred financing costs	1,039	1,225
Prepayments under lease agreements	1,151	1,028
Long-term receivable	3,993	2,678
Other*	1,655	2,158
	$ 12,153	$ 10,775

*Other includes redeemable deposits with suppliers and a mortgage receivable.

5. BANK ADVANCES & SHORT-TERM NOTES

The Canadian operation has operating loan facilities of $85 million at interest rates ranging from prime to prime plus .75%. These facilities are secured by a floating charge against the assets of the Company on a parri-passu basis with the senior note holders. As at January 31, 2004, the Company had drawn $28.4 million.

The Alaskan operation has an operating loan facility of US$4 million at an interest rate of prime plus 1.0% secured by a floating charge against the assets of the Company. As at January 31, 2004, the Alaskan operations had drawn US$1.4 million.

6. LONG-TERM DEBT ($ in thousands)

Year Ended	January 2004	January 2003
Senior notes [1]	$ 91,432	$ 99,597
Real estate loans [2]	4,523	5,838
Manitoba Development		
Corporation loan [3]	–	1,250
Obligation under capital lease [4]	1,634	1,970
	97,589	108,655
Less: Current portion of long-term debt	640	1,843
	$ 96,949	$ 106,812

1. The US$65 million senior notes mature on June 15, 2009 and bear an interest rate of 5.89% payable semi-annually. Repayment of 20% of the principal is required on June 15, 2007 and June 15, 2008. The notes are secured by a floating charge against the assets of the Company. The Company has entered into various cross currency interest rate and interest rate swaps resulting in floating interest costs on US$36 million of its senior notes. After giving effect to the interest rate swaps and cross currency interest rate swaps the effective interest rate for 2003 was 5.8%.

2. The Alaska Industrial and Economic Development Export Authority (AIDEA) and two Alaskan-based banks have provided real estate loans of US$3.4 million (2002 – US$3.8 million) to assist in the financing of new stores. The loans mature August 1, 2017 and bear interest at the equivalent to 90-day commercial paper plus 2.6% for the AIDEA loans that represent 80% of the principal. The interest on the bank portion of these loans is approximately U.S. prime plus 0.65%. Blended monthly payments totaling US$660,000 annually are required to be made on these loans, which are secured by the Alaskan store buildings and related equipment.

3. The Manitoba Development Corporation loan bore interest at the rate charged by the Manitoba Government to Crown Corporations and was repayable in four equal annual payments of $1,250,000, with the final payment made December 31, 2003. The loan was secured by a first fixed charge against the leasehold title to the land, a first fixed charge against the building, and a first fixed charge on all processing equipment connected with the project. Interest was forgiven as the Company attained agreed upon annual job creation targets.

4. The obligation under a capital lease of US$1.2 million (2002 - US$1.3 million) is repayable in blended principal and interest payments of US$200,000 annually. The obligation will be fully repaid on October 31, 2013.

The Company's principal payments of long-term debt over the next five years are as follows:

Years Ending January	($ in thousands)
2005	$ 640
2006	529
2007	425
2008	17,805
2009	17,848

7. CAPITAL ($ in thousands)

AUTHORIZED The Fund has an unlimited number of units.

Year Ended	January 2004		January 2003	
	Units (000's)		Units (000's)	
Issued and outstanding	16,126	$ 165,205	16,126	$ 165,205

8. UNIT PURCHASE LOAN PLAN

During the year the Company issued loans to officers to purchase units under the unit purchase loan plan. These loans are non-interest bearing and are repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 192,657 units of NWF with a quoted value of $4,552,485. Loans receivable at January 31, 2004 of $3,650,240 are recorded as a reduction of equity. The loans have a term of five years. The maximum value of the loans under the plan will not exceed $7,500,000.

9. CUMULATIVE CURRENCY TRANSLATION ADJUSTMENTS ($ in thousands)

Year Ended	January 2004	January 2003
Balance, beginning of year	$ 5,379	$ 5,177
Movement in exchange rate	(160)	294
Reduction in net investment in AC	–	(92)
Balance, end of year	$ 5,219	$5,379

The cumulative currency translation adjustments account represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining Alaskan operations since the date of acquisition. A portion of the U.S. denominated senior notes in the amount of US$43 million has been designated as a hedge against the Alaskan operations. In 2002 a foreign exchange gain was realized on the reduction of US$4 million in the Company's net investment in AC during the year.

10. INCOME TAXES ($ in thousands)

Significant components of the Company's future tax assets are as follows:

Year Ended	January 2004	January 2003
Future tax assets		
Non-capital loss carryforwards	$ 82	$ 1,919
Tax values of capital assets in excess of accounting values	8,051	9,109
Provisions and other temporary differences	2,353	3,258
Net future tax asset	$ 10,486	$ 14,286
Comprised of		
Current	$ 2,429	$ 4,964
Long-term	8,057	9,322
	$ 10,486	$ 14,286

Income tax expense differs from the amounts which would be obtained by applying the combined statutory income tax rate to earnings due to the following:

Year Ended	January 2004	January 2003
Net earnings before income taxes	$ 44,126	$ 42,918
Combined statutory income tax rate	38.20%	39.91%
Income taxes based on combined statutory income tax rate	16,856	17,129
Increase (decrease) in income taxes resulting from:		
Large corporation tax	674	684
Amounts not subject to income tax	93	215
Income tax deductions on interest paid to the Fund	(10,008)	(10,287)
Recognition of Canadian income tax rate changes on future income taxes	(38)	349
Other	819	359
Provision for income taxes	$ 8,396	$ 8,449
Effective income tax rate	19.0%	9.7%

Significant components of the provision for income taxes are as follows:

Year Ended	January 2004	January 2003
Current income tax expense	$ 4,950	$ 5,352
Future income tax expense (benefit) relating to:		
Temporary differences and loss carryforwards	3,484	2,748
Recognition of Canadian income tax rate changes on future income taxes	(38)	349
Provision for income taxes	$ 8,396	$ 8,449

11. NET EARNINGS PER UNIT

Basic net earnings per unit are calculated based on the weighted-average units outstanding of 15,939,527 (2002 - 16,007,481). The diluted net earnings per unit takes into account the additional income that would have been earned by the Company had interest costs not been incurred on the unit purchase loan plan and had the respective units been outstanding during the year.

($ and units in thousands except diluted earnings per unit)

Year Ended	January 2004	January 2003
Diluted earnings per unit calculation:		
Numerator for basic earnings per unit	$35,730	$34,469
After tax interest cost of unit purchase loan plan	128	77
Numerator for diluted earnings per unit	$35,858	$34,546
Weighted average units outstanding	15,940	16,007
Effect of diluted unit purchase loan plan	186	119
Denominator for diluted earnings per unit	16,126	16,126
Diluted earnings per unit	$ 2.22	$ 2.14

12. SEGMENTED INFORMATION ($ in thousands)

The Company operates predominantly within the retail industry in northern Canada and Alaska. The following information is presented for the two business segments:

Year Ended	January 2004	January 2003
Sales		
Canada	$ 615,661	$ 565,747
Alaska	167,059	184,012
Total	$ 782,720	$ 749,759
Net earnings before amortization, interest and income taxes		
Canada	$ 57,663	$ 59,163
Alaska	15,163	13,108
Total	$ 72,826	$ 72,271
Net earnings before interest and income taxes		
Canada	$ 39,250	$ 40,187
Alaska	11,175	9,412
Total	$ 50,425	$ 49,599
Identifiable assets		
Canada	$ 290,708	$ 280,341
Alaska	66,791	75,855
Total	$ 357,499	$ 356,196

13. EMPLOYEE FUTURE BENEFITS

The Company sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees. The Company uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The accrued pension benefits and the market value of the plans' net assets were last determined by actuarial valuation as at January 1, 2002. The following significant actuarial assumptions were employed to determine the periodic pension expense and the accrued benefit obligations:

Year Ended	January 2004	January 2003
Expected long-term rate of return on plan assets	7.0%	7.0%
Discount rate	6.5%	7.0%
Rate of compensation increase	4.0%	4.5%

The Company's net benefit plan expense is as follows:

($ in thousands)

Year Ended	January 2004	January 2003
Current service cost	$ 2,049	$ 1,790
Interest cost	2,666	2,679
Expected return on plan assets	(2,789)	(2,636)
Amortization of net transitional asset	(308)	(308)
Amortization of past service cost	(11)	(11)
Employee contributions	(52)	(45)
Net benefit plan expense	$ 1,555	$ 1,469

Information on the Company's defined benefit plans, in aggregate, is as follows:

($ in thousands)

Year Ended	January 2004	January 2003
Accrued benefit obligation		
Balance, beginning of year	$ 39,373	$ 41,973
Current service cost	2,049	1,790
Interest cost	2,666	2,679
Benefits paid	(2,584)	(3,139)
Actuarial loss (gain)	2,200	(3,930)
Balance, end of year	$ 43,704	$ 39,373
Plan assets		
Fair value, beginning of year	$ 34,852	$ 45,351
Return (loss) on plan assets	572	(8,521)
Employer contributions	2,192	1,116
Employee contributions	52	45
Benefits paid	(2,584)	(3,139)
Fair value, end of year	$ 35,084	$ 34,852
Funded status		
Surplus (deficit)	$ (8,620)	$ (4,521)
Unamortized experience losses	11,644	7,227
Unamortized past service costs	(84)	(95)
Unamortized net transitional asset	(2,998)	(3,306)
Net accrued liability	$ (58)	$ (695)

The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense of US$127,000 (2002 - US$118,000) for this plan.

14. COMMITMENTS, CONTINGENCIES & GUARANTEES

Canada Revenue Agency is currently conducting an audit for the taxation years 1996 -1999. The Company has not received notices of reassessment with respect to all of the matters raised, however, management has recorded a provision based on their estimate of the potential liability. It is the opinion of management that the pending reassessments will be resolved without material effect on the financial statements.

In 2002, the Company signed a 30-year Master Franchise Agreement with *Giant Tiger Stores Limited* based in Ottawa, Ontario which grants the Company the exclusive right to open Giant Tiger stores in western Canada. Under the agreement, *Giant Tiger Stores Limited* provides product sourcing, merchandising, systems and administration support to the Company's Giant Tiger stores in return for a royalty based on sales. The Company is responsible for opening, owning, operating and providing distribution services to the stores. The Company's exclusivity right requires that a minimum number of Giant Tiger stores be opened each year, based on an expected roll-out of 72 stores over the term of the agreement. As at January 31, 2004 the Company has opened seven Giant Tiger stores.

In 1992, the Company entered into an agreement to lease the land on which the Winnipeg Logistics Service Centre is located from the City of Winnipeg for $1 per year for 15 years subject to attaining agreed-upon job creation targets. Management anticipates that the agreed targets will be met; accordingly, no additional lease payments have been accrued. The Company is obligated to buy the land for the greater of $1,710,000 or fair market value at August 31, 2007.

The Company has future commitments under operating leases as follows:

Years Ending January	Minimum Lease Payments ($ in thousands)
2005	$ 10,601
2006	9,483
2007	8,553
2008	8,103
2009	7,226
Thereafter	50,817

Guarantees

During the year the Company implemented Accounting Guideline 14 – 'Disclosure of Guarantees,' issued by the Canadian Institute of Chartered Accountants (CICA), which requires a guarantor to disclose in its notes to the consolidated financial statements significant information about guarantees it has provided. The disclosures are required even when the likelihood of the guarantor having to make payment under the guarantee is remote. The Company has provided the following significant guarantees to third parties:

Director and Officer Indemnification Agreements The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased director and officers' liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

Other Indemnification Agreements In the normal course of operations, the Company provides indemnification agreements to counterparties for various events such as intellectual property right infringement, loss or damages to property, claims that may arise while providing services, violation of laws or regulations, or as a result of litigation that might be suffered by the counterparties. The terms and nature of these indemnification agreements vary based on the specific contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

15. UNIT APPRECIATION RIGHTS (UARs) PLANS

The Company has two UARs plans, non-contingent and performance contingent, which form part of the long-term incentive program for senior management. UARs were granted to senior management at the discretion of the Board. Compensation expense incurred during the year under the plan was $1,055,000 (2002 – $1,773,000).

The UARs program was discontinued in 2000, however previously issued UARs continue to vest until 2005 and expire in 2006.

Non-Contingent Plan A summary of the Company's non-contingent plan and changes during the year is presented below:

Year Ended	January 2004		January 2003	
	UARs (000's)	Price*	UARs (000's)	Price*
Outstanding at beginning of year	294	$13.79	502	$13.79
Exercised	(156)	23.16	(195)	19.55
Forfeited	(10)	14.00	(13)	13.84
Outstanding at end of year	128	$13.55	294	$13.79
UARs exercisable at year-end	94		148	

* Weighted-average

The non-contingent UARs vest over five years and expire after six years. As of January 31, 2004, the 128,000 non-contingent UARs outstanding under this plan have exercise prices between $10.50 and $15.05.

Performance Contingent Plan The Company granted qualifying senior management UARs where vesting was contingent upon reaching predetermined financial targets by January 26, 2002, and the personal ownership of units equal to the number of UARs granted. These contingent UARs commenced vesting in 2002 and vest over three years and expire after four years.

A summary of the Company's performance contingent plan and changes during the year is presented below:

Year Ended	January 2004		January 2003	
	UARs (000's)	Price*	UARs (000's)	Price*
Outstanding at beginning of year	30	$14.53	52	$14.66
Exercised	(13)	23.78	(2)	19.86
Forfeited	–	–	(20)	14.94
Outstanding at end of year	17	$14.88	30	$14.53
UARs exercisable at year-end	12		14	

* Weighted-average

As of January 31, 2004, the 17,000 performance UARs outstanding under the plan have exercise prices between $14.00 and $15.05.

16. FINANCIAL INSTRUMENTS ($ in thousands)

Short-Term Financial Instruments Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair value due to the relative short period to maturity of the instruments.

Long-Term Financial Instruments The Company has the following long-term financial instruments outstanding as at January 31, 2004:

	Maturity	Interest Rate[1]	Carrying Value[2]	Fair Value
Debt				
US$65 million Senior notes	2009	5.89%	$86,704	$92,357
				Unrealized Gain (Loss)
Swaps				
US$14 million Interest rate	2007 – 2009	LIBOR[3] plus 1.87%		$444
US$22 million Cross currency Interest rate	2007 – 2009	B.A.[4] plus 2.99% to B.A. plus 3.16%		$(5,554)

1 Weighted-average
2 The senior notes (Note 6) recorded on the balance sheet includes unrealized losses of $4,728 on the foreign currency portion of the US$22 million cross currency interest rate swaps.
3 London Interbank Offered Rate
4 Bankers' Acceptances

Interest Rate Risk The Company has exposure to interest rate fluctuations on the swapped amount of its senior notes and real estate loans.

Credit Risk The Company is exposed to credit risk, primarily in relation to credit card customer accounts and notes receivable from First Nations governments. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable.

17. NEW ACCOUNTING POLICIES

Asset Retirement Obligations The CICA has issued Handbook Section 3110 'Asset Retirement Obligations' (CICA 3110), which will be effective for fiscal years beginning on or after April 1, 2003. The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of a tangible long-lived asset that result from acquisition, construction, development or normal operations. Under the new standard, the Company will be required to record the fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The Company is subsequently required to allocate that asset retirement cost to expense using a systematic and rational method over the asset's useful life. The Company does not believe that the adoption of CICA 3110 will have a material effect on the balance sheet or the statement of earnings.

Hedging Relationships The CICA has issued Accounting Guideline 13 'Hedging Relationships' (AcG 13), which will be effective for fiscal years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. As at January 31, 2004, the only derivatives utilized by the Company are U.S. interest rate swaps and cross currency interest rate swaps as described in Notes 6 and 16. The Company does not believe that the adoption of AcG 13 will have a material effect on the balance sheet or the statement of earnings.

18. COMPARATIVE AMOUNTS

The comparative amounts have been reclassified to conform with the current year's presentation.

Eleven-Year Financial Summary

Fiscal Year ($ in thousands)	**2003** 53 weeks	2002 52 weeks	2001 52 weeks	2000 52 weeks	1999 52 weeks
Consolidated Statements of Earnings					
Sales – Canadian Operations	$ 615,661	$ 565,747	$ 532,349	$ 502,756	$ 478,508
Sales – Alaskan Operations	167,059	184,012	171,694	156,276	147,961
Sales – Total	782,720	749,759	704,043	659,032	626,469
Trading Profit (EBIUTDA)[1] – Canadian Operations	57,663	59,163	60,337	54,534	51,075
Trading Profit (EBIUTDA)[1] – Alaskan Operations	15,163	13,108	10,198	9,352	8,881
Trading Profit (EBIUTDA)[1] – Total Operations	72,826	72,271	70,535	63,886	59,956
Amortization – Canadian Operations	18,413	18,976	19,301	18,568	17,287
Amortization – Alaskan Operations	3,988	3,696	3,393	2,987	2,860
Amortization – Total	22,401	22,672	22,694	21,555	20,147
Unusual Item	–	–	–	–	–
Interest	6,299	6,681	10,501	13,236	11,701
Income tax provision (recovery)	8,396	8,449	8,325	961	151
Net earnings (loss)	35,730	34,469	29,015	28,134	27,957
Cash flow from operations	59,543	59,184	55,773	47,782	44,854
Distributions/Dividends paid during the year	30,639	25,157	21,375	21,446	21,600
Cash flow from operations after distributions/dividends	28,904	34,027	34,398	26,336	23,254
Capital expenditures	33,273	20,128	20,427	19,133	22,777
Net change in cash	6,176	475	1,388	(1,567)	(1,481)
Consolidated Balance Sheets					
Current assets	$ 197,667	$ 209,900	$ 219,956	$ 192,250	$ 176,164
Property and equipment	191,809	188,194	194,025	194,448	195,429
Other assets	12,153	10,775	9,836	10,055	12,351
Future income taxes	8,057	9,322	9,358	19,212	3,593
Current liabilities	83,140	91,995	204,017	100,886	92,486
Long-term debt	96,949	106,812	9,634	124,106	125,146
Equity	229,597	219,384	219,524	190,973	169,905
Consolidated per Unit/Share ($)					
Net earnings (loss) before unusual item – basic	$ 2.24	$ 2.15	$ 1.95	$ 1.89	$ 1.86
Net earnings (loss) – diluted	2.22	2.14	1.95	1.89	1.86
Trading profit[2]	4.57	4.51	4.74	4.29	4.00
Cash flow from operations[2]	3.74	3.70	3.74	3.21	2.99
Distributions paid in cash during the year	1.90	1.56	1.46	1.44	1.44
Distributions paid in units during the year	0.00	0.00	0.00	0.00	0.00
Dividends paid in cash during the year	0.00	0.00	0.00	0.00	0.00
Cash flow from operations after cash distributions/dividends[2]	1.84	2.14	2.29	1.77	1.55
Equity at end of fiscal year (basic units outstanding)	14.41	13.76	13.61	13.00	11.33
Market price at January 31	23.63	20.70	17.20	13.00	12.00
Statistics at Year-End					
Number of stores – Canadian	156	154	153	153	153
Number of stores – Alaskan	25	25	24	24	25
Canadian stores selling square feet (000's) end of year	1,106	1,070	1,050	1,019	998
Alaskan stores selling square feet (000's) end of year	254	245	244	238	235
Canadian sales per average selling square foot	$ 566	$ 534	$ 515	$ 499	$ 481
Alaskan sales per average selling square foot	$ 669	$ 752	$ 712	$ 661	$ 638
Number of employees – Canadian	4,552	4,270	4,015	3,822	3,787
Number of employees – Alaskan	736	657	690	655	655
Average units/shares outstanding (000's)	15,940	16,007	14,896	14,875	15,000
Units/shares outstanding at end of fiscal year (000's)	15,933	15,948	16,126	14,691	15,000
Units/shares traded during the year (000's)	7,207	7,617	4,776	4,843	2,795
Financial Ratios					
Trading profit (%)	9.3	9.6	10.0	9.7	9.6
EBIUT (%)	6.4	6.6	6.8	6.4	6.4
Total return on net assets before unusual item (%)	13.9	13.4	12.7	11.5	11.6
Return on average equity before unusual item (%)	15.9	15.8	14.9	15.2	16.8
Debt-to-equity	.56:1	.62:1	.69:1	.92:1	1.01:1
Distributions/Dividends as % of cash flow from operations	51.5	42.5	38.3	44.9	48.2
Inventory turnover (times)	4.1	3.7	3.3	3.3	3.4

1 Earnings before interest, unusual item, taxes and amortization 2 Based on average basic units outstanding

1998 52 weeks	1997 53 weeks	1996 52 weeks	1995 52 weeks	1994 52 weeks	1993 52 weeks	Fiscal Year ($ in thousands)
						Consolidated Statements of Earnings
$ 494,023	$ 497,997	$ 474,465	$ 470,306	$ 470,890	$ 451,014	Sales – Canadian Operations
135,095	118,713	116,118	121,728	115,352	97,665	Sales – Alaskan Operations
629,118	616,710	590,583	592,034	586,242	548,679	Sales – Total
55,736	53,478	57,198	47,451	48,760	42,966	Trading Profit (EBIUTDA)[1] – Canadian Operations
6,304	3,620	2,159	580	1,877	5,187	Trading Profit (EBIUTDA)[1] – Alaskan Operations
62,040	57,098	59,357	48,031	50,637	48,153	Trading Profit (EBIUTDA)[1] – Total Operations
16,739	15,525	14,181	12,535	10,377	8,949	Amortization – Canadian Operations
2,470	1,986	1,968	2,636	1,828	1,150	Amortization – Alaskan Operations
19,209	17,511	16,149	15,171	12,205	10,099	Amortization – Total
20,000	–	–	16,129	–	–	Unusual Item
13,714	12,298	11,843	12,548	10,472	8,457	Interest
(7,028)	6,252	13,507	9,355	11,721	12,435	Income tax provision (recovery)
16,145	21,037	17,858	(5,172)	16,239	17,162	Net earnings (loss)
52,110	35,992	30,587	23,966	26,173	29,283	Cash flow from operations
18,750	8,925	6,094	6,466	6,304	5,810	Distributions/Dividends paid during the year
33,360	27,067	24,493	17,500	19,869	23,473	Cash flow from operations after distributions/dividends
18,328	28,818	22,994	29,745	58,476	33,304	Capital expenditures
1,260	6,967	(1,759)	(1,285)	(683)	(6,249)	Net change in cash
						Consolidated Balance Sheets
$ 174,137	$ 213,659	$ 184,836	$ 185,932	$ 204,253	$ 182,735	Current assets
197,310	198,074	184,268	179,651	179,822	145,255	Property and equipment
13,045	13,403	14,632	10,364	8,359	3,065	Other assets
2,919	(9,102)	(8,570)	(9,587)	(10,930)	(11,782)	Future income taxes
90,723	121,398	92,585	83,671	135,591	83,788	Current liabilities
132,571	134,476	135,228	142,736	85,939	87,833	Long-term debt
164,117	160,160	147,353	139,953	159,974	147,652	Equity
						Consolidated per Unit/Share ($)
$ 1.82	$ 1.40	$ 1.18	$ 0.68	$ 1.00	$ 1.06	Net earnings (loss) before unusual item – basic
1.08	1.40	1.18	(0.32)	1.00	1.06	Net earnings (loss) – diluted
4.14	3.81	3.93	2.99	3.13	2.99	Trading profit[2]
3.47	2.40	2.03	1.49	1.62	1.82	Cash flow from operations[2]
1.00	0.40	0.00	0.00	0.00	0.00	Distributions paid in cash during the year
0.25	0.00	0.00	0.00	0.00	0.00	Distributions paid in units during the year
0.00	0.20	0.40	0.40	0.39	0.36	Dividends paid in cash during the year
2.47	1.80	1.63	1.09	1.23	1.46	Cash flow from operations after cash distributions/dividends[2]
10.94	10.68	9.82	9.02	9.90	9.13	Equity at end of fiscal year (basic units outstanding)
15.60	14.00	11.00	8.00	9.88	17.25	Market price at January 31
						Statistics at Year-End
151	163	160	161	164	166	Number of stores – Canadian
23	28	27	28	28	20	Number of stores – Alaskan
990	1,063	1,026	1,009	1,004	949	Canadian stores selling square feet (000's) end of year
229	227	229	223	223	148	Alaskan stores selling square feet (000's) end of year
$ 481	$ 477	$ 466	$ 467	$ 482	$ 482	Canadian sales per average selling square foot
$ 592	$ 520	$ 513	$ 545	$ 622	$ 662	Alaskan sales per average selling square foot
3,823	4,004	3,725	3,779	3,728	3,788	Number of employees – Canadian
635	685	645	704	640	509	Number of employees – Alaskan
15,000	15,000	15,095	16,040	16,164	16,130	Average units/shares outstanding (000's)
15,000	15,000	15,000	15,519	16,164	16,164	Units/shares outstanding at end of fiscal year (000's)
4,606	6,195	6,862	5,873	3,691	7,352	Units/shares traded during the year (000's)
						Financial Ratios
9.9	9.3	10.1	8.1	8.6	8.8	Trading profit (%)
6.8	6.4	7.3	5.6	6.6	6.9	EBIUT (%)
12.1	11.4	13.4	9.8	12.4	14.9	Total return on net assets before unusual item (%)
17.6	13.9	12.7	7.0	10.6	12.3	Return on average equity before unusual item (%)
1.06:1	1.26:1	1.19:1	1.27:1	1.10:1	.84:1	Debt-to-equity
36.0	24.8	19.9	27.0	24.1	19.8	Distributions/Dividends as % of cash flow from operations
3.1	3.0	3.0	2.8	2.8	3.1	Inventory turnover (times)

1 Earnings before interest, unusual item, taxes and amortization 2 Based on average basic units outstanding

Corporate Governance

The Company has a system of corporate governance, as summarized below, which is substantially in compliance with the guidelines set out by the Toronto Stock Exchange.

The mandate of the Board is to supervise the management of the business and affairs of the Company. In fulfilling its mandate, the Board is responsible for, among other things:

1. The adoption of a strategic planning process;
2. Identification of the principal risks of the Company's business and ensuring the implementation of the appropriate systems to manage these risks;
3. Succession planning, which includes appointing, training and monitoring senior management;
4. Ensuring that an effective unitholder and investor relations communications program is in place;
5. The integrity of internal controls and management information systems;
6. The review and evaluation of operations, results and action plans, and the assessment of the performance of the chief executive officer.

There were four regularly scheduled meetings of the Board in 2003. The frequency of meetings depends upon the state of the Company's affairs and the opportunities or risks which the Company faces.

THE NORTH WEST COMPANY INC. OFFICERS

Ian Sutherland
Chairman

Edward S. Kennedy
President & C.E.O.

Léo P. Charrière
Executive Vice-President,
C.F.O. & Secretary

Kenneth M. Claudel
Vice-President,
Logistics & Supply Chain Services

Scott F. Findlay
Vice-President, Food Marketing

Leonard G. Flett
Vice-President,
Store Development & Public Affairs

Carl A. McKay
Vice-President,
General Merchandise Marketing

Karen J. Milani
Vice-President, Human Resources

David J. Preddy
Vice-President,
Sales & Operations,
Merchants Division

Paul G. Smith
Vice-President, Information Services

NORTH WEST COMPANY FUND OFFICERS

Léo P. Charrière
C.F.O. & Secretary

Reinhard Sedlacek
Treasurer

PRINCIPAL SUBSIDIARY COMPANY: ALASKA COMMERCIAL COMPANY

Ian Sutherland [1]
Chairman,
The North West Company Inc.

Edward S. Kennedy [1,2]
Chairman & C.E.O.

Gerald H. Bittner [1,2]
President

Léo P. Charrière [1,2]
C.F.O. & Secretary

Robert S. Galosich [2]
Vice-President,
Wholesale Operations

R. Grant Hodge [1]
Advisor, Store Operations

Reinhard Sedlacek [2]
Treasurer

Rex A. Wilhelm [2]
Vice-President,
Store Operations

1 Director
2 Officer

THE NORTH WEST COMPANY INC. DIRECTORS



Ian Sutherland 59, Chairman of the Board of NWC since 1997; C.E.O. of NWC from 1993 to 1997. For most of his career, he has been an officer of MCAP Inc. and its predecessor The Mutual Trust Company. Director, MCAP Inc., MTC Leasing Inc., MFP Financial Services Inc., Alaska Commercial Company and Transport Nanuk Inc. NWC Director since he participated in the founding of the Company and the purchase of Northern Stores from the Hudson's Bay Company in 1987. NWF Trustee since 1997.



Edward S. Kennedy 44, President and C.E.O. of NWC and Chairman and C.E.O. of the Alaska Commercial Company (AC) since 1997; Executive Vice-President of NWC and Chairman and C.E.O. of AC from 1995 to 1997; Executive Vice-President and C.O.O. of NWC from 1993 to 1995; Vice-President of Corporate Development, Counsel and Secretary of NWC from 1989 to 1993. Director, The Conference Board of Canada, Business Council of Manitoba, Balmoral Hall School, Alaska Commercial Company, Transport Nanuk Inc. and Northwest Transport Ltd. NWC Director since 1996.



Donald A. Beaumont [1,3] 69, President of Beaumont & Associates Retail Consultants since 1996; President and C.E.O. of Kmart Canada Ltd. from 1991 to 1996. Advisory Board of Qlogitek Technology Ltd. and Communitech Inc. NWC Director since 1996.



Frank J. Coleman [2,3] 50, President and C.E.O. of the Coleman Group of Companies since 1989. Director, Fishery Products International, Canadian Council of Grocery Distributors and The Council for Canadian Unity. NWC Director since 1999.



Nellie J. Cournoyea [1,4] 64, Chair and C.E.O. of Inuvialuit Regional Corporation since 1996; Premier of the Northwest Territories from 1991 to 1995; Minister of a number of Northwest Territories government portfolios from 1979 to 1995. Chair, Inuvik Regional Health and Social Services Authority and Director, Aboriginal Pipeline Group. NWC Director since 1996.



Robert J. Kennedy [2,3] 54, Chief Executive Officer, WiBand Communications Corp. since 1999; Worldwide Business Development Executive of the IBM Corporation from 1997 to 1999; CEO and founder of PBSC Computer Training Centres from 1985 to 1997; CEO and founder of ComputerLand Western Canada from 1978 to 1987. Director, Jazz Golf Equipment Inc. NWC Director since 2003.



Gary J. Lukassen [2,3] 60, Executive Vice-President and Chief Financial Officer of the Hudson's Bay Company (HBC) from 1989 until his retirement in 2001; Director of the HBC from 1987 to 2001; Senior Vice-President, Finance and Administration of the HBC from 1987 to 1989. Director, Stelco Inc. and Abitibi Consolidated Inc. NWC Director since 1987.



Keith G. Martell [1,2] 41, Chairman of the First Nations Bank of Canada since 1997; Executive Director of Finance of the Federation of Saskatchewan Indian Nations from 1994 to 1997; Chartered Accountant with KPMG from 1985 to 1994. Director, Rupertsland Holdings Inc., Saskatchewan Institute of Applied Sciences and Technology, Public Sector Pension Investment Board of Canada, Flying Dust First Nation TLE Trust and Primrose Lake Settlement Trust. NWC Director since 2000.



Stanley J. McKay [3,4] 61, Co-Director of the Dr. Jessie Saulteaux Resource Centre from 1988 to 2002; Director of Manitoba Hydro from 1999 to 2001; Director of Spiritual Care of the Health Sciences Centre from 1997 to 2000; Moderator of the United Church of Canada from 1992 to 1994. NWC Director since 1994.



James G. Oborne [1,4] 62, Chairman of the Westgate Capital Group and Managing Partner of the Vision Capital Fund LP since 1990. Chairman, Alphair Ventilating Systems Inc., the University of Winnipeg Pension Committee. Director, Jazz Golf Equipment Inc., Faneuil Group Inc. and MDS Capital Corporation. NWC Director since 1987.



H. Sanford Riley [2,4] 53, President and C.E.O. of Richardson Financial Group Limited since 2003; Chairman of Investors Group Inc. from 2001 to 2003; President and C.E.O. of Investors Group Inc. from 1992 to 2001. Chancellor of the University of Winnipeg; Chairman, University of Winnipeg Foundation. Director, Molson Inc. and James Richardson & Sons affiliated companies. NWC Director since 2003.

NORTH WEST COMPANY FUND TRUSTEES

Ian Sutherland (see biography above)



Kevin R. Bolt 51, Partner at Aikins, MacAulay & Thorvaldson since 1998; Senior Partner at Pitblado & Hoskin from 1985 to 1998. NWF Trustee since 1997.



David G. Broadhurst 62, President of Poynton Investments Limited; President and C.O.O. of Reeve Court Insurance Limited (Bermuda) from 1998 to 2001; Investment Banker with First Marathon Securities Limited from 1996 to 1998; previously spent his entire career with PriceWaterhouse Canada retiring in 1996 as the Senior Tax Partner. Director, MCAP Inc. and Gerbro Inc. NWF Trustee since 1997.

Board Committees The Board has the following four committees (each committee is wholly comprised of 'unrelated' directors):

1 Corporate Governance & Nominating
2 Audit
3 Human Resources & Compensation
4 Pension

Unitholder Information

QUARTERLY HISTORY

Fiscal Year	Unit Price High	Unit Price Low	Unit Price Close	Volume	EPU *
2003	**$ 25.50**	**$ 20.87**	**$ 23.63**	**7,206,507**	**$ 2.22**
April 30, 2003	23.00	20.87	22.70	1,346,702	0.35
July 31, 2003	24.10	22.75	23.90	1,903,368	0.55
October 31, 2003	25.45	22.50	23.98	2,190,157	0.66
January 31, 2004	25.50	23.60	23.63	1,766,280	0.66
2002	**$ 21.03**	**$ 16.95**	**$ 20.70**	**7,616,932**	**$ 2.14**
April 30, 2002	19.45	16.95	19.35	2,546,262	0.39
July 31, 2002	20.44	18.01	19.70	1,734,717	0.57
October 31, 2002	20.99	18.60	20.35	1,887,953	0.55
January 31, 2003	21.03	19.51	20.70	1,448,000	0.63
2001	**$ 17.50**	**$12.75**	**$17.20**	**4,776,262**	**$1.95**
April 30, 2001	15.00	12.75	14.75	892,180	0.34
July 31, 2001	15.25	14.00	15.20	969,905	0.48
October 31, 2001	16.89	14.85	16.00	785,094	0.50
January 31, 2002	17.50	14.68	17.20	2,129,083	0.63

* Net earnings per unit on a diluted basis.

TOTAL RETURN PERFORMANCE (% at January 31)


250
225
200
175
150
125
100
75
50
25
0
1999
2000
2001
2002
2003
2004
100
100
100
100
100
85
128
118
76
83
105
142
136
58
121
153
119
159
61
162
200
104
208
62
159
247
137
193
77
188
NWF.UN
TSX Composite
Consumer Durables/Apparel Group
Retailing Group
Food/Staples Retailing Group

This chart illustrates the relative performance of units of North West Company Fund over the past five years. The index incorporates the reinvestment of dividends and income distributions.

2004 Financial Calendar Reporting Dates
First Quarter: June 3, 2004
Second Quarter: September 9, 2004
Third Quarter: December 9, 2004
Fourth Quarter: March 17, 2005

North West Company Fund Distribution Dates
Record and Payable Date: March 31, 2004
Distributable Date: April 15, 2004

Record and Payable Date: June 30, 2004
Distributable Date: July 15, 2004

Record and Payable Date: September 30, 2004
Distributable Date: October 15, 2004

Record and Payable Date: December 31, 2004
Distributable Date: January 15, 2005

Annual Meeting
The Annual Meeting of Unitholders of North West Company Fund will be held on Thursday, June 3, 2004 at 11:30 am in the Muriel Richardson Auditorium, Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba.

Transfer Agent and Registrar
CIBC Mellon Trust Company
Winnipeg & Toronto
Toll-free: 1 800 387 0825
www.cibcmellon.ca

Stock Exchange Listing
The Toronto Stock Exchange

Stock Symbol NWF.UN
TIN #: T 17 685 782
CUSIP #: 662906-10-6

Number of units outstanding at fiscal year-end on a diluted basis: 16,126,000
Average number of units outstanding in 2003 on a diluted basis: 16,126,000

Auditors
PricewaterhouseCoopers LLP

Bankers
The Toronto-Dominion Bank
Bank of Montreal

For additional copies of this report or for general information about the Fund or the Company, contact our Assistant Corporate Secretary, Linda Peever:
Dial Direct: 204 934 1504
Fax: 204 934 1455
Email: lpeever@northwest.ca
Corporate Website: www.northwest.ca


North MART
LA RONGE
Nutrition Facts



Imagine

The North West Company is recognized as a Caring Company by IMAGINE, an initiative of the Canadian Centre for Philanthropy. IMAGINE-designated companies have a policy of donating at least 1% of average pre-tax profits to charitable and nonprofit organizations. At The North West Company, the commitment of employees goes far beyond merely donating funds. Employees devote their time and expertise, both on and off the job, to ensure the success of various community organizations and projects.

Feature Photography Throughout this annual report, photographs of customers and employees from the communities of Bethel, Kodiak, Gods Narrows, Chisasibi, Igloolik, La Ronge, Kangiqsualujjuaq, Cordova and Winnipeg are shown.

Design Circle
Editorial Services Blunn & Company Inc.
Principal Photography Ian McCausland, Brian Gould
Printing Transcontinental Printing / Coronet Printers

Our Values...



Registered Office:

The North West Company Inc.
Gibraltar House, 77 Main Street
Winnipeg, MB Canada R3C 2R1

[illegible] 943 0881
Toll Free: 1 800 563 0002
www.northwest.ca



CUSTOMER
COMMUNITY
EMPLOYEE
INVESTOR
ENTERPRISING
THE
COMPANY
NORTH WEST

NORTH WEST COMPANY FUND

Delivering total returns that create economic value and achieve top quartile performance.

Providing a superior selection of food and everyday needs, a broad range of direct order products and accessible services – all at fair, competitive prices

Actively supporting local events and community development initiatives.

Fostering a spirit of enterprise and reward for performance in an environment characterized by openness, mutual respect and encouragement.





EXEMPTION NUMBER 82-34737

RECEIVED
2004 MAY 18 A 10: 16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: North West Company Fund

Participation Fee for the Financial Year Ending: January 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year ______
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X ______
Market value of class or series = ______
______(A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)
______(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): ______(B)
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares) ______(B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = ______

Total fee payable in accordance with Appendix A of the Rule ______

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ______

$000's

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit 62,823

Contributed surplus ---

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year

year or elapsed since most recent financial year

12 ________

Late Fee, if applicable

(please include the calculation pursuant to section 2.9 of the Rule) ________

NORTH WEST COMPANY FUND
Gibraltar House, 77 Main Street
Winnipeg, Manitoba R3C 2R1

PROXY

Solicited by the trustees for the Annual Meeting of Unitholders, June 3, 2004

The undersigned unitholder of North West Company Fund (the "Fund") hereby appoints Ian Sutherland, a trustee of the Fund, or failing him Kevin Bolt, a trustee of the Fund or failing him David Broadhurst, a trustee of the Fund, or ______________________ as proxy, with power of substitution, to attend, to act, and to vote all trust units of the Fund set forth below (the "Units") for, and on behalf of, the undersigned at the Annual Meeting of Unitholders (the "Meeting") to be held June 3, 2004, at 11:30 a.m. (Winnipeg time) and at any adjournment thereof. The persons above named are specifically directed to vote all Units registered in the name of the undersigned as follows:

(i) FOR ☐ OR WITHHOLD FROM VOTING FOR ☐ the election of those persons named as proposed trustees of the Fund for election by the Unitholders as set forth in the Information Circular dated April 23, 2004.

(ii) FOR ☐ OR WITHHOLD FROM VOTING FOR ☐ the direction to the trustees to elect those persons named as proposed directors of The North West Company Inc. for election as set forth in the Information Circular dated April 23, 2004.

(iii) FOR ☐ OR WITHHOLD FROM VOTING FOR ☐ the appointment of the auditors named in the Information Circular dated April 23, 2004.

(iv) On such other business as may properly come before the Meeting.

(Unless otherwise indicated, this proxy is to be voted in favour of the election of the proposed trustees and the direction to the trustees to elect the proposed directors and the appointment of the auditors, as more particularly described in the Information Circular dated April 23, 2004.)

______________________________ Date ____________________, 2004.
UNITHOLDER'S SIGNATURE

Please execute this Proxy as directed in the Information Circular dated April 23, 2004, and return promptly in the enclosed envelope. Reference is made to the accompanying Information Circular dated April 23, 2004, for further information regarding the completion and use of this Proxy and other information pertaining to the Meeting.

*** You have the right to appoint a person other than the persons designated herein to attend and act on your behalf at the Meeting. Such appointment may be made by inserting such person's name in the space provided.**